
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933


Name of Issuer: Bit Equip, Inc.

Legal status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: Texas

Date of Organization: July 22nd, 2025

Physical Address of Issuer: 14830 Forest Lodge Dr., Houston, Texas 77070 United States

Website of Issuer: http://www.bit-equip.com

Is there a Co-Issuer?   No

Name of Intermediary through which the Offering will be Conducted: Timestamp Portal LLC

CIK Number of Intermediary: 0001994829

SEC File Number of Intermediary: 007-00456

CRD Number of Intermediary: 329474

Name of qualified third-party "Escrow Facilitator" which the Offering will utilize: BitGo Trust Company, Inc.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay to the Intermediary (i) a cash fee of six percent (6%) of the total amount raised in the Offering, and (ii) a fee of two percent (2%) of the number of Securities sold in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Type of Security Offered: Class A Common Stock

Target Number of Securities to be Offered: 538,462

Price (or Method for Determining Price): $0.65

Target Offering Amount: $350,000

Oversubscriptions Accepted: Yes

Oversubscriptions will be Allocated: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount): $500,000

Deadline to reach the Target Offering Amount: December 31st, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 1

A financial summary of the company is presented below:

	As of August 5th, 2025	Prior fiscal year-end (2024)*
Total Assets	$5,000	N/A
Cash & Cash Equivalents	$2,500	N/A
Accounts Receivable	0	N/A
Short-term Debt	0	N/A
Long-term Debt	0	N/A
Revenues/Sales	0	N/A
Cost of Goods Sold	0	N/A
Taxes Paid	0	N/A
Net Income	($5,000)	N/A

* The company was formed on July 22nd, 2025, and as such, there are no prior period financials.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

August 29th, 2025

FORM C



Regulation Crowdfunding Offering of Class A Common Stock

Up to $500,000

Bit Equip, Inc. ("**BitEquip**", the "*Company*," "*Issuer*," "*we*," "*us*," or "*our*"), is offering a minimum amount of $350,000 (the "*Target Offering Amount*") and up to a maximum amount of $500,000 (the "*Maximum Offering Amount*") in Class A Common Stock at a purchase price of $0.65 per share (the "*Securities*"); on a best efforts basis as described in this Form C (this "*Offering*"). The Target Offering Amount and Maximum Offering Amount do not include the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31st, 2025 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "*Investors*" or "*you*". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "Terms of the Offering—The Securities". To purchase the Securities, you must complete the purchase process through our intermediary, Timestamp Portal, LLC (the "*Intermediary*"). All committed funds will be held in escrow with BitGo Trust Company, Inc. (the "*Escrow Facilitator*") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary can reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 9.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE COMPANY IS PROVIDING REGISTRATION RIGHTS TO PURCHASERS OF THE SECURITIES BEING OFFERED, WHICH MAY ALLOW INVESTORS TO REQUIRE THE COMPANY TO REGISTER THE SECURITIES WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) UNDER CERTAIN CONDITIONS. HOWEVER, THERE IS NO GUARANTEE THAT THE COMPANY WILL BE ABLE TO EFFECT SUCH REGISTRATION, THAT A PUBLIC MARKET WILL DEVELOP FOLLOWING REGISTRATION, OR THAT THE SECURITIES WILL BECOME OR REMAIN TRADABLE. THE EXERCISE OF REGISTRATION RIGHTS MAY BE SUBJECT TO SIGNIFICANT COSTS, DELAYS, OR REGULATORY CONSTRAINTS, AND THE COMPANY MAY NOT HAVE SUFFICIENT RESOURCES TO FULFILL ITS REGISTRATION OBLIGATIONS. ADDITIONALLY, ANY REGISTRATION MAY NOT RESULT IN LIQUIDITY FOR INVESTORS, AND THE VALUE OF THE SECURITIES MAY BE ADVERSELY AFFECTED IF REGISTRATION IS NOT ACHIEVED OR IS UNSUCCESSFUL. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 14 FOR ADDITIONAL RISKS RELATED TO REGISTRATION RIGHTS.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

BITGO TRUST COMPANY, INC., THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR THE ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to August 29th, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission (the "SEC") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.bit-equip.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment Company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment Company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Updates

Updates on the status of this Offering may be found at: https://invest.timestampfinancial.com/offering/bitequip/details

The date of this Form C is August 29th, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C…………………………………………………………………………………..	8
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS………………………………	8
SUMMARY………………………………………………………………………………..	8
The Company………………………………………………………………..	9
The Offering…………………………………………………………………	9
RISK FACTORS………………………………………………………………………..	9
Risks Related to Our Business Model and Industry…………………………………………..	9
Risks Related to Supply Chain Operations……………………………………………….	10
Risks Related to our Bitcoin Treasury Strategy………………………………………….	10
Risks Related to Bitcoin-Backed Lending and Loans……………………………………..	11
Risks Related to Equipment-Backed Lending…………………………………………….	11
Risks Related to Financial Condition and Capital Requirements……………………………....	12
Risks Related to Single Founder and Shareholder Structure…………………………………….	12
Risks Related to Technology and Cybersecurity……………………………………………	13
Risks Related to Legal and Regulatory Compliance……………………………………….	13
Risks Related to Economic and Market Conditions…………………………………………..	13
Risks Related to Financial Reporting and Internal Controls………………………………….	14
Risks Related to Our Common Stock and Registration Rights…………………………………….	14
Risks Specific to Regulation Crowdfunding Offering……………………………………….	15
BUSINESS…………………………………………………………………………….	16
Overview of the Company…………………………………………………….	16
Nature of Operations………………………………………………………...	16
Types of EaaS Agreements…………………………………………………….	16
Industry and Market Opportunity………………………………………………….	16
Competitive Landscape and Market Position…………………………………………….	17
Regulatory Environment…………………………………………………….	17
One Year Plan of Operation………………………………………………….	17
Financial Model Projections……………………………………………….	18
Intellectual Property…………………………………………………….	21
Governmental/Regulatory Approval and Compliance………………………………………….	21
Litigation…………………………………………………………….	21
USE OF PROCEEDS…………………………………………………………………..	21
Use of Proceeds……………………………………………………………...	21
MANAGEMENT AND DIRECTORS……………………………………………………	22
Biographical Information…………………………………………………….	22
Employees………………………………………………………………....	23
Employment Agreements……………………………………………………….	23
Indemnification……………………………………………………………...	23
Bad Actor Disclosure…………………………………………………….	23
OWNERSHIP AND CAPITAL STRUCTURE………………………………………….	24
Description of Securities…………………………………………………….	24
Ownership……………………………………………………………….	24
Capitalization………………………………………………………….	24
FINANCIAL CONDITION AND RESULTS OF OPERATIONS…………………………….	25
Operations……………………………………………………………...	25

Cash and Cash Equivalents…………………………………………………………………………	25
Liquidity and Capital Resources; Capital Expenditures……………………………………………	25
Valuation……………………………………………………………………………………………..	25
Material Changes and Other Information…………………………………………………………….	25
Previous Offerings of Securities……………………………………………………………………	25
Contingent Financial Obligation……………………………………………………………………	26
RELATED PARTY TRANSACTIONS………………………………………………………………	26
Material Transactions………………………………………………………………………………..	26
Conflicts of Interest…………………………………………………………………………………	26
Executive Employment Agreement	26
TERMS OF THE OFFERING…………………………………………………………………………	27
The Offering…………………………………………………………………………………………	27
Registration Rights…………………………………………………………………………………..	27
OTC Market Considerations…………………………………………………………………………	27
Right of First Refusal……………………………………………………………………………….	28
Transfer Restrictions………………………………………………………………………………..	28
Material Changes……………………………………………………………………………………	28
The Securities……………………………………………………………………………………….	29
INTERMEDIARY COMMISSION AND FEES……………………………………………………...	29
TAX MATTERS………………………………………………………………………………………	29
LEGAL MATTERS………………………………………………………………………………….	30
ADDITIONAL INFORMATION……………………………..………………………………………	30
EXHIBIT A: Financial Statements and Notes……………………………………………………………	32
EXHIBIT B: Investor Deck………………………………………………………………………………	40
EXHIBIT C: Subscription Agreement……………………………………………………………………	47
EXHIBIT D: Articles of Incorporation…………………………………………………………………	53
EXHIBIT E: Bylaws………………………………………………………………………………………	56
EXHIBIT F: Background Checks…………………………………………………………………………	65
EXHIBIT G: CEO Employment Agreement	70

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to confirm these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Bit Equip, Inc. is a corporation formed in the state of Texas on July 22nd, 2025. The Company is a development stage financial services company focused on providing Bitcoin-collateralized loans to Equipment-as-a-Service (EaaS) providers in the data center, robotic manufacturing, and infrastructure equipment (HVAC and energy generation) sectors.

A description of our business plan can be found in the section of this Form C titled 'BUSINESS' on page 16 and on the Company's profile page on the Intermediary's website under https://invest.timestampfinancial.com/offering/bitequip/details. A copy of our investor deck can be found as Exhibit: B.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 14830 Forest Lodge Dr., Houston, Texas 77070 United States. The Company's website is available at: https://www.bit-equip.com

The Company conducts business through the internet throughout the United States and internationally.

The Offering

Minimum Amount of the Securities Offered	$350,000
Name of Securities	Class A Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,549,231
Maximum Offering Amount	$500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,784,616
Price Per Security	$0.65
Minimum Individual Purchase Amount	$1,000
Maximum Individual Purchase Amount	$200,000
Offering Deadline	December 31st, 2025
Use of Proceeds	See the description of the use of proceeds on page 21
Voting Rights	See the description of the voting rights on page 24

RISK FACTORS

INVESTING IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. BEFORE MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SECURITIES, WE URGE YOU TO CAREFULLY CONSIDER THE RISKS DESCRIBED IN THIS SECTION AND OTHER FACTORS SET FORTH IN THIS FORM C. IN ADDITION TO THE RISKS SPECIFIED BELOW, THE COMPANY IS SUBJECT TO SAME RISKS THAT ALL COMPANIES IN ITS BUSINESS, AND ALL COMPANIES IN THE ECONOMY, ARE EXPOSED TO. THESE INCLUDE RISKS RELATING TO ECONOMIC DOWNTURNS, POLITICAL AND ECONOMIC EVENTS AND TECHNOLOGICAL DEVELOPMENTS (SUCH AS HACKING AND THE ABILITY TO PREVENT HACKING). ADDITIONALLY, EARLY-STAGE COMPANIES ARE INHERENTLY RISKIER THAN MORE DEVELOPED COMPANIES. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Risks Related to Our Business Model and Industry

No Operating History and Speculative Business Model

The Company is newly formed with no operating history, making it difficult to evaluate our business prospects or predict future performance. Our Equipment as a Service (EaaS) model, which involves leasing equipment on a subscription or usage-based basis, is unproven and may not gain market acceptance, particularly in industries accustomed to purchasing equipment outright. Failure to demonstrate the cost-effectiveness or operational benefits of EaaS could prevent customer acquisition and retention, severely limiting our revenue and growth prospects.

Intense Competition in the EaaS and Equipment Leasing Markets

We face significant competition from established equipment manufacturers, leasing companies, and other EaaS providers, many with greater financial resources, larger customer bases, and stronger brand recognition. As a new entrant, our inability to differentiate through technology, service quality, or pricing could result in loss of market share or force us to reduce prices, adversely affecting our profitability.

Dependence on Long-Term Customer Contracts

Our EaaS model will rely on multi-year customer contracts. Early terminations, non-renewals, or reduced usage due to economic downturns, competitive offerings, or customer dissatisfaction could significantly reduce revenue and cash flows. Early terminations may also trigger costly equipment repurchasing or disposal obligations, straining our limited financial resources.

Challenges in Forecasting Customer Demand

Inaccurate forecasting of customer demand could lead to excess equipment inventory, increasing storage costs and obsolescence risks, or insufficient inventory, causing delays and lost revenue. Such missteps could harm customer relationships and our financial performance, particularly given our lack of historical data to inform projections.

High Maintenance and Repair Costs

Our EaaS model includes maintenance and repair obligations for leased equipment. Unexpected failures, higher-than-anticipated repair costs, or accelerated wear and tear could increase operating expenses, reducing profitability. As a new company, we may lack the financial reserves to cover these costs, adversely affecting our financial condition.

Risks of Lessee Defaults

Our future revenue depends on the lessees' timely lease payments. Inaccurate credit assessments or lessee financial difficulties, particularly during economic downturns, could lead to defaults, costly repossession, and financial losses. Our lack of operating history increases the risk of misjudging lessee creditworthiness, and our allowance for credit losses may be insufficient.

Decline in Residual Equipment Value

The profitability of our leasing operations will depend on the residual value of the equipment at lease end. Technological obsolescence, market oversupply, or shifts in demand could reduce residual values, impairing our ability to recover anticipated value through sales or re-leasing, adversely affecting profitability.

Risks Related to Supply Chain and Operations

Reliance on Third-Party Suppliers

We will depend on third-party manufacturers and suppliers for equipment and components. Global supply chain disruptions, such as geopolitical events, natural disasters, or material shortages (e.g., semiconductors), could result in delays, cost increases, or inability to meet customer demand, harming our revenue and reputation as a new company with limited supplier relationships.

Costly Repossession and Remarketing of Equipment

In the event of lessee defaults, repossessing and remarketing equipment involves significant legal, logistical, and operational costs. Illiquid markets for used equipment or poor equipment conditions may limit recovery value, leading to financial losses that our limited resources may not absorb.

Risks Related to Our Bitcoin Treasury Strategy

Volatility of Bitcoin Holdings

Our treasury is expected to include Bitcoin, which is subject to extreme price volatility, with historical declines exceeding 50% in short periods. Significant price drops could reduce the value of our assets, impair liquidity, and result in substantial losses, severely impacting our financial condition and stock price as a newly formed company with limited capital.

Cybersecurity Risks for Bitcoin Holdings

Our Bitcoin may be stored in digital wallets, vulnerable to cyberattacks, hacking, or theft. A successful breach could result in irreversible losses, which may not be covered by insurance. Given our early-stage status, such a loss could materially harm our financial condition and reputation.

Regulatory Uncertainty for Bitcoin

Evolving cryptocurrency regulations could restrict our ability to hold, acquire, or sell Bitcoin. Non-compliance with laws from the SEC, IRS, or other authorities could result in fines, penalties, or operational restrictions. Bitcoin's association with illicit activities may attract regulatory scrutiny, damaging our reputation as a new company.

Accounting Challenges for Bitcoin

We will account for our Bitcoin holdings at fair value under GAAP, recognizing unrealized gains and losses in net income. Bitcoin's extreme price volatility, with historical declines exceeding 50% in short periods, could lead to significant fluctuations in our reported earnings, potentially confusing investors and affecting the perceived value of our securities in private transactions or upon future registration. As a newly formed company with limited accounting resources, we may face challenges implementing fair value accounting or adapting to future changes in cryptocurrency accounting standards, which could result in financial misstatements, restatements, or increased compliance costs, adversely impacting our financial condition and investor confidence.

Misalignment with Investor Expectations

Our Bitcoin treasury strategy may not align with investors' preferences for traditional assets like cash or bonds. This could limit our ability to raise capital or maintain investor support, restricting financial flexibility for a company already constrained by its early-stage status.

Risks Related to Bitcoin-Backed Lending and Loans

Collateral Shortfalls in Bitcoin-Backed Lending

Our future loans to EaaS companies and any Bitcoin-backed loans we take are secured by Bitcoin, which is highly volatile. A significant decline in Bitcoin's value could reduce collateral below loan principle, increasing the risk of losses if borrowers default or if we face margin calls. Liquidating Bitcoin collateral during market illiquidity could exacerbate losses, threatening our financial stability.

Borrower Financial Difficulties

Our EaaS borrowers may face financial challenges due to economic downturns, reduced demand, or high maintenance costs, increasing loan default risks. Defaults could lead to losses if Bitcoin collateral is insufficient or costly to liquidate, particularly impactful for a company with no operating history.

Counterparty Risks in Bitcoin Lending

We will rely on borrowers and third-party custodians to secure Bitcoin collateral. Financial distress, operational failures, or cybersecurity breaches by these parties could result in loss or inaccessibility of collateral, materially harming our financial position as a new company with limited resources.

Niche Market for Bitcoin-Backed Lending

The market for Bitcoin-backed loans to EaaS companies is specialized and unproven, limiting the pool of creditworthy borrowers. If the EaaS sector fails to grow or borrowers prefer traditional financing, our loan portfolio growth and revenue potential could be constrained, hindering our ability to scale.

Increased Financial Leverage from Bitcoin-Backed Loans

Using Bitcoin as collateral for loans increases our financial leverage, amplifying risks. Failure to service debt due to declining Bitcoin values or insufficient cash flows could lead to default, collateral liquidation, or bankruptcy, severely impacting our financial condition as a startup.

Risks Related to Equipment-Backed Lending

Decline in Equipment Collateral Value

Equipment used as loan collateral is subject to depreciation, technological obsolescence, or market fluctuations. A decline in collateral value below loan principal could result in losses if borrowers' default, as repossession and liquidation may not recover the full loan amount, a significant risk for a company with limited financial reserves.

Challenges in Equipment Repossession and Liquidation

Repossessing and selling equipment collateral can be costly and time-consuming, particularly for specialized or outdated assets. Illiquid markets or legal disputes over ownership or liens could reduce recovery value, leading to financial losses that could strain our limited resources.

Reliance on Third-Party Appraisers and Servicers

We will depend on third-party appraisers and servicers for equipment valuations and repossession. Inaccurate appraisals or servicer failures could lead to under-collateralized loans or reduced recovery values, increasing credit risk and financial losses for a company with no operational track record.

Risks Related to Financial Condition and Capital Requirements

Need for Significant Capital

Our future EaaS and lending operations require substantial upfront capital to acquire equipment and fund loans. As a newly formed company, we may need to raise additional funds through debt or equity, which may not be available on favorable terms or at all. Inability to secure financing could prevent us from launching or sustaining operations, harming our stock price.

Uneven Cash Flows from Subscription Model

Our intended subscription-based EaaS and lending models generate revenue over time, leading to delayed cash flows compared to traditional sales. Significant upfront costs could strain liquidity, and ineffective cash flow management or insufficient financing could jeopardize our financial stability as a startup.

High Indebtedness

We may incur debt to finance equipment purchases or operations. High debt levels could limit our ability to invest in growth, increase vulnerability to economic downturns, and require significant cash flows for debt service. Failure to meet debt obligations could result in default or bankruptcy, particularly devastating for a company with no operating history.

Challenges Raising Capital Due to Cryptocurrency Exposure

Our Bitcoin treasury and lending strategies may deter investors or lenders due to cryptocurrency volatility and regulatory uncertainty. This could limit our ability to raise capital, secure loans, or establish banking relationships, severely restricting growth prospects for an early-stage company.

Risks Related to Single Founder and Shareholder Structure

Dependence on Single Founder

The Company is wholly owned and managed by a single founder, creating significant dependence on their expertise, decision-making, and leadership. The loss of the founder due to resignation, incapacity, or other reasons could severely disrupt operations, impair our ability to execute our business strategy, and jeopardize our financial condition, as we currently lack additional management depth.

Concentration of Control

As the sole shareholder, the founder holds all voting power and can unilaterally make decisions, including electing directors, amending bylaws, or approving major transactions, without input from new investors. Per the bylaws, shareholders holding at least 25% of shares can request special meetings, but the Board (controlled by the founder) may deny such requests if deemed frivolous or not in the Company's best interests. This concentration of control may result in decisions that do not align with new investors' interests, potentially reducing the value of your investment.

Potential Conflicts of Interest with Founder

The founder's dual role as sole shareholder and director may lead to conflicts of interest, particularly in transactions involving the founder's compensation, loans, or related-party agreements. While the bylaws require disinterested director approval for such transactions, the founder's control over the Board could limit independent oversight, increasing the risk of decisions that prioritize the founder's interests over those of new investors.

Risks Related to Executive Compensation and Conflicts of Interest:

As the sole director, officer, and shareholder of the Company, Chad Sykes has significant control over the Company's operations and financial decisions, including his own compensation under the Executive Employment Agreement dated July 27th, 2025. The agreement provides for a base salary of $75,000 per year upon achieving a capitalization of $450,000, increasing to $125,000 upon achieving a capitalization of $1,000,000, as well as health insurance reimbursements up to $2,000 per month. These financial obligations are contingent on the Company's capitalization, which may be achieved through the proceeds of this Offering. Given Mr. Sykes' sole authority to approve these terms as the only director, there is a risk that his personal financial interests may conflict with those of the Company and its investors. The lack of independent directors or shareholders to oversee these decisions may limit the Company's ability to ensure that such transactions are in the best interests of all stakeholders. Furthermore, if the Company meets these capitalization milestones, the resulting compensation expenses could strain the Company's limited financial resources, potentially reducing funds available for operational growth or other strategic initiatives.

Risks Related to Technology and Cybersecurity

System Failures and Cybersecurity Breaches

We will rely on technology platforms to manage EaaS offerings, lending operations, and Bitcoin assets. System outages, software bugs, or cybersecurity breaches could disrupt operations, compromise customer or borrower data, and damage our reputation. As a new company, we may lack robust cybersecurity infrastructure, increasing the risk of significant incidents leading to legal liabilities, regulatory penalties, and loss of customer trust.

Rapid Technological Advancements

Rapid technological changes could render our leased or collateralized equipment obsolete, reducing its value and attractiveness to customers or borrowers. Significant capital expenditures to upgrade equipment may strain our limited financial resources, and inability to pass costs to customers could harm profitability, particularly for a company with no operational track record.

Risks Related to Legal and Regulatory Compliance

Complex and Evolving Regulations

Our operations are subject to federal, state, and international regulations, including those related to equipment safety, environmental standards, data privacy, consumer protection, and cryptocurrency. As a new company, we may lack the resources or expertise to ensure full compliance, risking fines, legal liabilities, or operational restrictions that could increase costs and impact profitability.

Liability for Equipment-Related Incidents

Leased or collateralized equipment may be involved in accidents or malfunctions causing property damage, personal injury, or environmental harm. Resulting product liability claims or litigation, even if we are not at fault, could be costly and damage our reputation and financial condition, particularly given our limited financial resources.

Compliance with AML and KYC Regulations

As a financial services provider, we must comply with anti-money laundering (AML) and know-your-customer (KYC) regulations. Compliance requires significant investment in systems and personnel, which may strain our limited resources. Failure to comply could result in fines, reputational damage, or operational restrictions.

Restrictions Under Section 889 of the NDAA

Section 889 of the National Defense Authorization Act prohibits certain telecommunications equipment in federal contracts. Leasing equipment with prohibited components to federal agencies or contractors could lead to contract terminations, penalties, or exclusion from government opportunities, increasing compliance costs for a new company.

Tax Law Changes and Audits

Changes in tax laws, such as those affecting depreciation or sales taxes, could increase our tax obligations or reduce the attractiveness of our leasing offerings. Tax audits could result in unexpected liabilities, adversely affecting our financial position as a startup with limited capital.

Risks Related to Economic and Market Conditions

Economic Downturns

Our EaaS customers and borrowers operate in industries sensitive to economic cycles, such as construction, manufacturing, or logistics. Economic downturns could reduce demand for our services, increase lessee or borrower defaults, and lower equipment or Bitcoin collateral values, materially impacting our revenue and profitability as a new company.

Inflation and Rising Interest Rates

Inflation could increase equipment, maintenance, and operational costs, which we may not fully pass on to customers. Rising interest rates could raise borrowing costs, reduce customer demand for leases or loans, and depress Bitcoin's value, adversely affecting our financial performance and ability to fund operations.

Negative Market Sentiment Toward Bitcoin

Negative publicity about Bitcoin, due to volatility, environmental concerns, or illicit activities, could harm our reputation and stock price, even if unrelated to our operations. This could reduce investor confidence and limit our ability to raise capital, critical for a newly formed company.

Risks Related to Financial Reporting and Internal Controls

Inaccurate Financial Estimates

Our financial statements rely on estimates for residual equipment values, credit loss allowances, and Bitcoin impairments. Inaccurate estimates due to market changes or our lack of operating history could lead to financial misstatements, restatements, or investor losses, harming our reputation and value of the Company.

Weak Internal Controls

As a newly formed company with limited resources, we may struggle to maintain effective internal controls over financial reporting. Inadequate controls could result in errors or restatements, eroding investor confidence and increasing compliance costs, particularly under the scrutiny of Reg CF reporting requirements.

Risks Related to Our Common Stock and Registration Rights

Risks Associated with Registration Rights

The Company is granting investors in this offering registration rights, allowing them to require the Company to register the securities being offered for resale under the Securities Act or include it in a future registration statement, subject to conditions in the bylaws and offering documents. These rights carry significant risks:

Uncertainty of Registration: Registration is not guaranteed and depends on conditions such as achieving a public offering or meeting regulatory requirements. If registration does not occur, investors may remain subject to transfer restrictions indefinitely.

Costs and Delays: Registering the common stock involves significant costs (e.g., legal, accounting, filing fees), which could strain our limited financial resources and divert funds from operations. The registration process is complex and may face delays, limiting investors' ability to sell their shares.

Market and Pricing Risks: If registered, the common stock's market price could be volatile or lower than the offering price due to market conditions, our lack of operating history, or limited liquidity. Registration could lead to selling pressure, further depressing the price.

Potential Dilution: Registration may coincide with additional securities issuances, diluting your ownership percentage. Future investors may receive preferential terms, reducing the value of your investment.

Regulatory and Compliance Risks: The registration process is subject to SEC review, and non-compliance could result in penalties, delays, or rescission of the offering, adversely affecting our financial condition and the value of your investment.

Any statements regarding the Company's intent to pursue a public market or register securities are for informational purposes only and do not constitute an offer to sell or a solicitation of an offer to buy securities in any future registered offering. See 'OTC Market Considerations' under 'TERMS OF THE OFFERING' for additional details on the quotation process.

Transfer Restrictions and Lack of Liquidity

The securities being offered are not registered under the Securities Act of 1933, as amended (the "Securities Act"), or under state or foreign securities laws, and is subject to transfer restrictions. The common stock cannot be resold in the United States except pursuant to an effective registration statement or an exemption, such as Rule 501 of Regulation D, and state securities regulations may impose additional restrictions. Investors must be prepared to hold the common stock for an extended period, and limitations on transferability may prevent you from selling or obtaining a favorable price in a private sale. Each investor must represent they are purchasing the common stock for their own account, for investment purposes, and not with a view to resale or distribution. Our common stock is not currently traded on any market, and there is no assurance that a trading market will develop or be sustained. Even if our shares become eligible for OTC market, the secondary market may be limited, and we may not qualify for exemptions (e.g., securities manual exemptions) that facilitate resale in certain states. As a result, our shares should be considered highly illiquid, and you may be unable to resell your shares, potentially resulting in a total loss of your investment.

Risk of Penny Stock Classification and Limited Liquidity

If our securities are quoted on an over-the-counter (OTC) market or national exchange, they may be classified as "penny stocks" (securities priced below $5.00 per share, unless exempt). Penny stocks are subject to SEC regulations, including Rule 15g-9, which requires broker-dealers to assess buyer suitability, obtain written consent, and provide disclosures about the penny stock market, commissions, and price quotations. These requirements may make it difficult or costly to sell our securities in the secondary market, potentially limiting your ability to liquidate your investment. Even if exempt from these rules, SEC restrictions under Section 15(b)(6) of the Exchange Act may further limit trading to protect the public interest. Additionally, there is no guarantee that a secondary market for our securities will develop, which could result in a total loss of your investment.

Limited Voting Rights

The securities offered may have limited voting rights, as outlined in the bylaws. Shareholders are entitled to one vote per share at meetings, but the founder's 100% ownership prior to this offering means new investors will have minimal influence. The bylaws allow shareholders holding 25% of shares to request special meetings, but the Board (controlled by the founder) may deny such requests if deemed not in the Company's best interests. Additionally, shareholder actions by written consent require unanimous approval, effectively giving the founder veto power until significant new shares are issued. This structure limits your ability to influence corporate decisions, which may not align with your interests.

Risk of Dilution

We may issue additional securities in future financings, diluting your ownership percentage. The bylaws permit the Board to issue new shares and fix terms for preferred stock, potentially granting future investors preferential rights (e.g., priority dividends, liquidation preferences) that reduce the value of your common stock. Future issuances could occur without shareholder approval, given the founder's control.

Risk of Insufficient Funds for Registration Obligations.

The Company's commitment to file a registration statement for the resale of the Securities within 120 days of closing involves significant costs, including legal, accounting, and SEC filing fees. Given the Company's limited financial resources (total assets of $5,000 and cash of $2,500 as of August 5th, 2025), there is a substantial risk that the Company may lack sufficient funds to complete or maintain the registration process, which could prevent or delay the registration of the Securities and limit investor liquidity.

Risks Specific to Regulation Crowdfunding Offering

Speculative Investment with High Risk of Loss

Investments in early-stage companies like ours are highly speculative. As a newly formed company with no operating history, an unproven business model, and exposure to volatile assets like Bitcoin, you may lose your entire investment. There is no assurance we will achieve profitability or provide returns to investors.

Potential for Offering Cancellation or Failure to Meet Funding Goals

If we do not raise sufficient funds in this offering, we may cancel it, and investors will not receive securities. Failure to meet funding goals could limit our ability to execute our business plan, increasing the risk of operational challenges or insolvency for a company with no revenue history.

Limited Financial Resources and Early-Stage Status

As a newly formed company with a single founder, we have limited financial resources and face significant challenges scaling our operations. Unexpected expenses, delays, or competitive pressures could deplete our capital, leading to insolvency or inability to achieve our business objectives.

Forward-Looking Statements May Not Be Accurate

This offering includes forward-looking statements about our business plans and financial projections, based on assumptions that may prove inaccurate due to our lack of operating history, economic conditions, or competitive factors. Actual results may differ materially, increasing the risk of your investment.

There may be additional risks which we are not aware of or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Overview of the Company

BitEquip is an early-stage financial services company focused on delivering Bitcoin-collateralized loans to support Equipment-as-a-Service (EaaS) models in high-growth sectors, including data centers, robotic manufacturing, and infrastructure equipment (HVAC and energy generation). By leveraging Bitcoin as a treasury asset, BitEquip's innovative financing model addresses capital constraints faced by EaaS providers and original equipment manufacturers (OEMs), empowering them to scale operations and meet the growing demand for subscription-based equipment solutions. The Company generates revenue through interest and service fees on its loans while retaining exposure to potential Bitcoin price appreciation, positioning it to support underserved markets with flexible, growth-oriented financing solutions.

Nature of Operations

BitEquip raises capital to acquire Bitcoin, which is held as a treasury asset and used as collateral to secure loans from financial institutions or decentralized finance (DeFi) platforms. These borrowed funds are then extended as loans to EaaS providers and OEMs at competitive interest rates, with the financed equipment serving as additional collateral. This dual-collateral approach mitigates risk while allowing BitEquip to benefit from potential Bitcoin price appreciation. The Company focuses on financing capital equipment—such as packaged units, skid-based systems, or modular building systems—designed for a 10–15-year operational lifespan and contracted under 3–5-year EaaS agreements. In the event of default, the recoverable nature of this equipment enables BitEquip to repurpose or sell it to recover costs.

To manage the risks associated with Bitcoin's price volatility, BitEquip employs strategic risk management, acquiring additional Bitcoin during market downturns to bolster its treasury and support new EaaS contracts. Conversely, during periods of high Bitcoin pricing, the Company limits exposure to protect its financial position. Looking ahead, BitEquip plans to explore innovative financial instruments, such as Bitcoin in-kind private investments in public equity (PIPE) transactions and tokenization of securitized EaaS agreements, to drive further growth and scalability.

Types of EaaS Offerings

BitEquip supports three distinct EaaS agreement structures to meet diverse market needs:

Loans to Third-Party EaaS Providers: BitEquip provides loans to third-party EaaS companies that offer customers integrated equipment and maintenance service agreements. These loans enable providers to acquire equipment and deliver ongoing maintenance, supporting their operational growth and scalability.

Loans to OEMs with Third-Party Maintenance Agreements: The Company extends financing to OEMs that bundle their equipment with maintenance services provided by third-party partners. This structure allows OEMs to offer comprehensive solutions to customers, with BitEquip's loans facilitating equipment acquisition.

BitEquip's Proprietary EaaS Agreements: BitEquip directly structures and funds EaaS agreements by connecting OEMs with third-party service providers to deliver tailored equipment and maintenance solutions to customers. This model ensures seamless coordination among equipment providers, service partners, and end users.

By leveraging Bitcoin-collateralized loans, these financing structures provide scalable, flexible solutions to address the evolving needs of the EaaS industry.

Industry and Market Opportunity

The EaaS model transforms high-value equipment markets by enabling customers to access equipment through subscription or pay-per-use arrangements, shifting costs from capital expenditure (CapEx) to operational expenditure (OpEx). Fueled by technologies like the Industrial Internet of Things (IIoT), cloud computing, and predictive analytics, EaaS is gaining traction across key sectors:

Data Centers: EaaS providers, such as Schneider Electric and Vertiv, offer servers and cooling systems bundled with maintenance. The global data center equipment market, valued at $60.7 billion in 2023, is projected to grow at a 6.8% CAGR through 2030 (Grand View Research, 2023).

Robotic Manufacturing: Robotics-as-a-Service (RaaS), a subset of EaaS, enables manufacturers to access robotic systems from companies like ABB on a subscription basis. The global RaaS market, valued at $1.8 billion in 2023, is expected to grow at an 18.4% CAGR through 2030 (MarketsandMarkets, 2023).

Infrastructure Equipment (HVAC and Energy Generation): EaaS providers like Johnson Controls deliver HVAC and energy solutions with pay-for-output models. The global EaaS market for energy and HVAC, valued at $21.6 billion in 2019, is projected to reach $131 billion by 2025, with a 35% CAGR (Roland Berger, 2019).

The broader EaaS market for large capital equipment is estimated at $20–30 billion in 2025, with projections to reach $50–70 billion by 2030, driven by CAGRs of 10–12% in manufacturing and 3.8% in construction. The One Big Beautiful Bill Act (OBBBA), signed into law on July 4th, 2025, further accelerates EaaS adoption through tax incentives, including 100% bonus depreciation and a $2.5 million Section 179 expensing limit. However, the OBBBA's phase-out of clean energy tax credits and restrictions on foreign entities of concern (FEOCs) may introduce supply chain challenges.

BitEquip intends to conduct an outreach program to engineering, procurement and construction contractors, prime contractors, and MEP engineers to deliver cost-effective, flexible equipment solutions for their clients. By integrating EaaS agreements into project designs, we reduce the capital costs of construction, provide fully managed maintenance, and offer scalable, energy-efficient equipment options. Our model enhances competitiveness in project bidding, optimizes operational efficiency, and supports sustainability goals. Through consultative design, customized subscriptions, and real-time analytics, we intend to enable contractors and engineers to reduce costs, mitigate risks, and streamline operations, transforming the construction industry with innovative, subscription-based equipment access.

Competitive Landscape and Market Position

BitEquip operates in a specialized niche, competing with:

Traditional Lenders: Banks like Wells Fargo Equipment Finance offer conventional loans but often impose stricter collateral requirements, limiting access for smaller EaaS providers.

Cryptocurrency Lending Platforms: Platforms like Anchorage Digital provide Bitcoin-backed loans but primarily serve retail or institutional investors, not EaaS-specific markets.

EaaS Provider Financing Arms: In-house financing from companies like Siemens Financial Services competes directly in data center and infrastructure sectors.

BitEquip's competitive edge lies in its use of Bitcoin as collateral, unlocking liquidity for underserved EaaS providers and OEMs. Initially, the Company will target smaller EaaS providers with strong margins and growth potential that are overlooked by traditional lenders. As Bitcoin adoption grows, BitEquip plans to pursue partnerships with larger EaaS providers and explore structuring its own EaaS agreements, connecting OEMs, service providers, and customers to capture additional market share.

Regulatory Environment

BitEquip operates within a multifaceted regulatory landscape:

Cryptocurrency Regulations: Bitcoin is classified as a commodity by the Commodity Futures Trading Commission (CFTC), requiring compliance with anti-money laundering (AML) and know-your-customer (KYC) regulations under the Bank Secrecy Act (BSA). The Company will partner with regulated custodians to ensure secure asset management.

Lending Regulations: BitEquip will be required to adhere to the Truth in Lending Act (TILA), state usury laws, and the Uniform Commercial Code (UCC) for loan disclosures and collateral management.

Tax Regulations: The OBBBA's tax incentives enhance EaaS affordability, but FEOC restrictions necessitate supply chain compliance.

International Regulations: Potential global operations will align with frameworks like the EU's Markets in Crypto-Assets (MiCAR).

Certifications: BitEquip will be required to maintain SOC 2 compliance for cybersecurity and pursue digital asset custody certifications.

To navigate these complexities, BitEquip will employ a dedicated compliance team and conduct regular audits to mitigate regulatory risks.

One Year Plan of Operation

During the next 12 months, we anticipate expanding our current operational activities, although we may vary our plans depending upon operational conditions and available funding:

Event	Actions	Estimated Time	Estimated Cost
Go Public Transaction (1)	File a selling shareholders Registration with the Securities and Exchange Commission on Form S-1	Q-1 through Q2 2026	$322,000

EaaS Proof of Concept Development (2)	Identify partners and develop a proof-of-concept trial with an EaaS supplier	Q-1 through Q2 2026	$10,000
Initial Bitcoin Treasury Purchase (3)	Additional equity raise of up to $4,500,000 to support EaaS agreements	Q-3 2026	$25,000

(1) **Go Public Transaction**: Under the terms of the registration rights, we plan to file a registration statement with the Securities and Exchange Commission (SEC) within 120 days after the closing of this offering to register the securities issued in this offering for public trading. This process is intended to enable secondary trading of our securities, providing investors with potential liquidity, though there can be no assurance that a public market will develop or that our securities will achieve or maintain any specific trading price. The registration process is subject to SEC review and approval, and we may face delays, additional costs, or other challenges in achieving registration.

Our goal to become a publicly traded company aligns with our long-term strategy to enhance access to capital for growth. However, achieving public trading status involves significant risks and uncertainties, including but not limited to compliance with ongoing SEC reporting obligations, market acceptance, and our ability to meet the listing standards of a national exchange or OTC market. Investors should carefully review the "Risk Factors" section of this offering for a detailed discussion of these and other risks associated with our business and this offering.

We anticipate that the costs associated with registering the securities and pursuing public trading, including legal, accounting, and regulatory fees, will be approximately $322,000. These expenses will be funded through proceeds from this offering. We are committed to keeping investors informed of material developments regarding our registration efforts and will provide updates in accordance with SEC requirements. To be quoted on OTC markets, a market maker must file an application on our behalf in order to make a market for our common stock. There is no guarantee that our stock will ever be quoted on the OTC market or national exchange. The current absence of a public market for our common stock may make it more difficult for you to sell shares of our common stock that you own.

(2) **EaaS Proof of Concept Development**: The Company has identified an EaaS supplier of energy and HVAC systems to the agricultural industry as a potential first recipient of our equipment loans. The Company has been successful in establishing EaaS contracts and expects growth to continue. The Company has indicated interest in working with BitEquip as a financing option. As of the date of this offering, the Company has not entered into any definitive agreements with the identified EaaS supplier, BitEquip, or any other parties in connection with the equipment loan program or related financing arrangements. There can be no assurance that the Company will successfully negotiate or execute any such agreements, or that any potential agreements will be on terms favorable to the Company.

(3) **Bitcoin Treasury Purchases**: Creating a Bitcoin treasury is the very foundation of the Company's business plan. As such the Company is planning to raise additional capital through future debt and equity upon completing its registration with the SEC. The Company intends to raise an additional $4,500,000 through equity issuance upon successfully registering with the SEC to acquire Bitcoin.

If we are unable to raise additional funds through private placements, registered offerings, debt financing or other sources we may need to postpone the development of our business plan. Without additional funding, we may only be partially successful or completely unsuccessful in implementing our business plan. Management has no written or oral agreement to advance additional funds. If we do not secure additional funds through debt or equity financing, the implementation of our planned future business development activities will be delayed.

We are a development stage company and are in the process of developing our business plan. Consequently, we have not generated revenues as of the date of this Form C. We have an accumulated deficit and have incurred operating losses since our inception and expect losses to continue during 2025.

Financial Model Projections

Overview

To provide investors with a better understanding of the possible financial outcomes of the Company's business model, we are providing the following hypothetical financial model example (the "model") based on a real-world use case. In our example, we base our model on a packaged Equipment-as-a-Service (EaaS) agreement for NVIDIA H100 GPU server racks designed for high-performance computing and AI workloads. We derive our assumptions below based on industry and media reports as well as publicly available financial data from Amazon Web Services ("AWS") as well as internal analysis.

Key Assumptions

Our model is based on financing nine NVIDIA H100 GPU server racks under an EaaS agreement. Our assumptions are built on industry benchmarks and conservative assumptions to support AI and high-performance computing (HPC) workloads. Our initial basis for the model assumes a capital raise of $10,000,000 following our registration with the SEC. The model provided does not necessarily follow or consider our previously disclosed "One Year Plan of Operations" discussed on page 17; our future operations could be materially different than the following model. Additionally, for the purpose of the model, we have priced the $10,000,000 capital raised at $1.40, resulting in 8,927,473 shares outstanding when combined with the existing 1,784,616 shares (calculated as 7,142,857 new shares from the raise plus existing shares). This price, nor the shares outstanding assumed, are indicative of any future and are simply being used to provide a basis for a hypothetical financial model.

The model is based on $8,000,000 being used to purchase 59.26 Bitcoin for its treasury at $135,000 per Bitcoin and retain $2,000,000 in cash for working capital from the $10,000,000 capital raise. The Company receives $2,700,000 by taking out a Bitcoin-backed loan at 9.5% representing a 33.75% loan-to-value (LTV) ratio of its total Bitcoin treasury. The model projects the acquisition of nine H100 GPU server racks at $300,000 each, totaling $2,700,000. Each rack is leased under an EaaS agreement at $15,000 per month for a three-year term, generating annual revenue of $1,620,000 ($180,000/rack × 9 racks). The cost of goods sold (COGS) is limited to depreciation at $100,000 per rack annually ($900,000 total), as the lessee covers maintenance, energy, and operating costs, yielding a 44.4% gross margin, or $720,000 in gross profit annually.

The $15,000/month lease rate is informed by market rates for H100 GPU-based cloud computing services, such as Amazon Web Services (AWS) EC2 P5 instances, which charge approximately $3.06–$7.57 per GPU per hour on-demand (varying by region and commitment type, with p5.48xlarge instances at around $60.54 per hour total, or $7.57 per GPU), equating to $2,234–$5,526 per GPU monthly (based on ~730 hours per month), or approximately $17,872–$44,208 for an 8-GPU rack (AWS pricing, 2025). Our rate is competitive for a lease-to-own structure, where the lessee assumes bundled energy and cooling costs critical for H100 racks, which consume up to 10.2kW per rack (NVIDIA DGX H100 specifications, 2025). The 44.4% gross margin reflects the lessee's responsibility for operational costs and is higher than AWS's reported 32.9% operating margin in Q2 2025, which contributed significantly to Amazon's operating profit (Amazon earnings, July 31, 2025), ensuring our margin is realistic for the EaaS model.

The three-year lease term aligns with industry-standard GPU technology refresh cycles, as NVIDIA's H100 (released 2022) has transitioned to newer architectures like Blackwell, which was announced in 2024 and began shipping in 2025 (NVIDIA product roadmaps, 2025). This term balances hardware relevance with revenue stability, and at the end, the lessee owns the racks. Additional assumptions, such as depreciation, are derived from a straight-line three-year amortization of the $300,000 per rack cost. Bitcoin holdings are rounded to two decimal places for consistency in financial reporting and increase monthly as net cash from operations (after loan payments and taxes) is used to purchase additional Bitcoin at the prevailing price to maximize treasury growth. The loan is amortized monthly for over three years with payments of approximately $86,489, covering both principal and interest, ensuring full repayment by the end of Year 3. This structure approximates the annual refinance by progressively reducing the balance.

This financial model is grounded in established industry data, ensuring a prudent and viable framework for BitEquip's EaaS operations.

Projected Financial Performance

Based on the above assumptions, the Company has 8,927,473 shares outstanding and generates annual net income from operations that varies by year due to declining interest expenses as the loan is repaid (Year 1: $36,327; Year 2: $97,089; Year 3: $163,882) from annual EaaS revenue of $1,620,000. The Company assumes a $37,500 monthly burn rate to support both the management of the Company and its financial reporting. The Company also assumes an initial purchase price of Bitcoin of $135,000 with Bitcoin value increasing at a compound annual growth rate of 18%. The Company also assumes a 25% tax rate on pre-tax income and no additional capital raises, ATM offerings, or debt beyond the $2,700,000 loan. Lastly, the initial cash position of $2,000,000 is held constant with net cash from operations (after loan payments and taxes) used monthly to purchase additional Bitcoin, maximizing treasury growth.

The model incorporates unrealized gains on the Bitcoin treasury, calculated as the annual increase in the treasury's value based on the 18% CAGR, net of taxes (25%). These unrealized gains are included in comprehensive income and reflected in EPS calculations, assuming they are recognized for financial reporting purposes under applicable accounting standards (e.g., fair value accounting for digital assets under ASC 350 or IFRS 9). Bitcoin holdings are calculated using net cash from operations to purchase additional Bitcoin monthly at the prevailing price and rounded to two decimal places for consistency.

The following table represents the model's organic performance over a three-year period based on the above assumptions:

Year	Bitcoin Price	Bitcoin Holdings	BPS (1)	BTC Yield (2)	NAV/Share	EPS	BTC Rating (3)
1	$159,300	60.09 BTC	0.00000673	0.38%	$1.07	$0.13	5.08
2	$187,974	60.67 BTC	0.00000680	0.85%	$1.28	$0.16	11.56
3	$221,809	61.05 BTC	0.00000684	1.21%	$1.52	$0.19	N/A

(1) BPS, or Bitcoin per Share, is defined as Total Bitcoin Holdings ÷ Shares Outstanding.
(2) BTC Yield is defined as Net Income from Operations ÷ Bitcoin Treasury Value.
(3) BTC Rating is a financial metric used in the Bit Equip, Inc. business plan to assess the Company's ability to cover its liabilities with the value of its Bitcoin holdings. It is defined as: BTC Rating = Total Value of Bitcoin Holdings ÷ Total Liabilities. In Year 3, the loan is fully repaid, resulting in N/A.

Benefits to the Customer Compared to Third-Party Cloud-Based Computing

This EaaS model offers significant advantages for customers opting for internal operations over outsourcing to third-party cloud providers like AWS or CoreWeave. At $15,000 per month per rack over three years (totaling $540,000 per rack), customers gain ownership at the end, enabling extended use beyond the term at minimal ongoing costs (primarily electricity and maintenance, estimated at $2,900/month post-lease). This contrasts with perpetual cloud fees averaging $17,000–$25,000/month for equivalent H100 capacity, leading to a 15–20% lower three-year TCO ($584,400 net for self-hosted vs. ~$720,000 for cloud) and accelerating savings thereafter ($17,100/month less). Customers benefit from full control over data security and compliance (e.g., GDPR/HIPAA), customization for specific AI/HPC workloads, and avoidance of vendor lock-in. For high-utilization scenarios (>70%), this lease-to-own approach delivers strong ROI, particularly for sustained internal needs like model training or inference, while mitigating risks like data transfer fees or availability interruptions in cloud environments.

Key Risks and Considerations

The financial model presented is hypothetical and based on assumptions that may not materialize, subjecting investors to significant risks. Key risks include:

Market and Demand Risks: The projected $15,000/month lease rate for NVIDIA H100 GPU server racks assume sustained demand for AI and high-performance computing (HPC) workloads. A decline in demand, driven by market shifts, technological advancements, or economic downturns, could reduce revenue below the projected $1,620,000 annually.

Bitcoin Price Volatility: The model assumes a Bitcoin purchase at $135,000 with an 18% compound annual growth rate, resulting in a Bitcoin treasury valued at $159,300–$221,809 over three years. Note that as of August 16, 2025, the actual Bitcoin price is approximately $117,870, which is lower than the assumed starting price; this highlights the hypothetical nature of the model. Cryptocurrency markets are highly volatile, and a significant decline in Bitcoin's price could impair the Company's net asset value (NAV) per share and financial stability, particularly given the $2,700,000 Bitcoin-backed loan at a 33.75% loan-to-value ratio. Unrealized gains in EPS are particularly sensitive to Bitcoin price fluctuations, which could significantly reduce reported earnings if prices fall.

Operational Costs and Margin Risks: The 44.4% gross margin assumes $100,000/rack/year in depreciation only, with lessees covering energy and maintenance. If lessees default or negotiate lower rates due to hidden complexities, margins could erode. The model's alignment with AWS's 32.9% operating margin (Amazon earnings, July 31, 2025) may not fully account for operational complexities specific to Bit Equip's smaller scale.

Technology Obsolescence: The three-year lease term aligns with NVIDIA's GPU refresh cycles (NVIDIA product roadmaps, 2025), but advancements (e.g., Blackwell architecture shipping in 2025) could render H100 racks less competitive, impacting leasing rates or contract renewals.

Financing and Debt Risks: The model assumes a $2,700,000 loan at 9.5% interest, secured by 59.26 Bitcoin and repaid monthly over three years. While cash from operations covers payments, rising interest rates, loan covenant breaches, or a Bitcoin price drop could trigger margin calls or strain cash flow beyond the $37,500 monthly burn rate.

Regulatory and Compliance Risks: The EaaS model operates in a regulated environment, requiring compliance with data security and industry standards (e.g., GDPR, HIPAA). Non-compliance or unforeseen regulatory changes could result in penalties or operational restrictions.

Execution Risks: The Company's ability to secure and manage EaaS contracts, maintain infrastructure (e.g., liquid cooling per Supermicro H100 solutions, 2025), and achieve projected net income depends on effective execution. Management inexperience or operational disruptions could lead to underperformance.

No Additional Capital: The model assumes no further capital raises or debt beyond the initial $10,000,000 and $2,700,000 loan. If additional funding is required due to unforeseen costs or revenue shortfalls, shareholder dilution or increased financial leverage could occur.

Accounting Risks: The inclusion of unrealized Bitcoin gains in EPS assumes fair value accounting under applicable standards (e.g., ASC 350 or IFRS 9). Changes in accounting policies or auditor interpretations could exclude these gains from comprehensive income, reducing reported EPS.

Investors should carefully consider these risks, as actual results may differ materially from projections. The model is illustrative and not a guarantee of future performance.

Conclusion

Bit Equip, Inc.'s financial model for its NVIDIA H100 GPU EaaS operations provides a prudent framework for generating revenue through high-performance computing and AI workloads, leveraging a $10,000,000 capital raise and a Bitcoin-backed treasury strategy. The model projects annual revenue of $1,620,000 from leasing nine H100 GPU server racks at $15,000/month each, with a 44.4% gross margin yielding $720,000 in gross profit annually. These assumptions are grounded in competitive market rates (AWS EC2 P5 pricing, 2025), industry-standard margins (AWS's 32.9% operating margin, Amazon earnings, July 31, 2025), and NVIDIA's GPU refresh cycles (NVIDIA product roadmaps, 2025). The Bitcoin treasury, with a projected 18% annual growth rate, enhances the Company's net asset value, targeting $1.52 NAV/share and $0.19 EPS by Year 3, including unrealized Bitcoin gains. Net cash from operations is used monthly to purchase additional Bitcoin, maximizing treasury growth, while amortizing the loan results in full repayment by Year 3 and increasing net income over time due to reduced interest expenses. While the model is based on established industry data and conservative assumptions, it is subject to significant risks, including market volatility, operational challenges, technological changes, and accounting uncertainties. Investors should view this model as a hypothetical illustration of potential outcomes, not a definitive forecast, and evaluate the risks outlined above before investing.

Intellectual Property

The Company currently has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to meet these challenges could have an impact on our legal, reputation, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Maximum Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$21,000	6%	$30,000
SEC Registration Costs (1)	42.86%	$150,000	30%	$150,000
OTC market Quotation	5.49%	$19,200	3.84%	$19,200
Professional Fees (2)	43.66%	$152,800	30.56%	$152,800
Payroll (3)	0	0	15%	$75,000
Working Capital (4)	2%	$7,000	14.60%	$73,000

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. Please see our "*One Year Plan of Operation*" on page 17 for details regarding our anticipated capital plans. Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) SEC Registration Costs include SEC filing fees, legal expenses and auditor expenses.

(2) Professional fees include transfer agent expenses; accounting expenses and miscellaneous expenses related to preparing and administering documents for SEC registration.

(3) Employment agreement with our founder and CEO, Chad Sykes ("*CEO Employment Agreement*" Attached as Exhibit: G)

(4) Working Capital will be used towards the development of the Company's business plan, to include the EaaS Proof of Concept Development and preparation for future capital raise.

MANAGEMENT AND DIRECTORS

The board of directors elects our executive officer annually. Our sole director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our sole officer also shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our director and executive officer is as follows:

Name	Age	Position and Office Held	Principal Occupation and Employment Responsibilities for Last Three (3) Years
Chad Sykes	52	CEO, President and Director	Project Management and Sales Engineer

Biographical Information and Work History

Mr. Chad Sykes has been the sole founder and Director of Bit Equip, Inc. since the Company's inception on July 22nd, 2025. For the past three years Mr. Sykes has been employed as follows:

Project Management Consultant for Dream Harvest Farming company from June/2022 through January/2023, managing the design through budgeting of a $75m Vertical Farming project in which Black & Veatch was the engineer of record. Engineering and design work included complex automation and controls, conveyor systems and robotics. Designed mechanical included 1,600 tons of cooling and 500m CFM of airflow, complex C02 management, water treatment and irrigation systems. Responsibilities included working with the executive team, designers, engineers, contractors and equipment vendors from 10 different countries.

Pre-Sales Consultant for Intelligent Growth Solutions (IGS), a Scottish based Vertical Farming company from January/2023 through October/2023. Mr. Sykes worked internally with sales, engineering and product teams to develop a $35m pipeline of projects as part of IGS's expansion into North America. Mr. Sykes managed pre-construction efforts in equipment selection, submittals, specifications, and management of the design-build process for supporting infrastructure for the company's numerous patented mechanical and automation systems.

Project Manager for TDIndustires within the Special Projects Department from October/2023 through August/2024. Mr. Sykes managed Mechanical and Plumbing projects ranging in value from $500,000 to $5,000,000 that required special consideration such as faster schedules, work in occupied and restricted areas and were mission critical.

Since leaving TDIndustries Mr. Sykes has been focusing mainly on researching Bitcoin treasury companies and has been developing the concept and business model of BitEquip. Mr. Sykes has over 25 years of experience in the mechanical trades, having worked for some of the largest mechanical contractors in Texas. He has worked on a variety of large capital projects including hospitals, industrial facilities, manufacturing, food processing, multifamily and vertical farms.

In 2011, Mr. Sykes founded Indoor Harvest Corp., a Design-Build Engineering Company in the Vertical Farming industry. The company went on to conduct groundbreaking R&D within the Vertical Farming industry working with the Massachusetts Institute of Technology's Media Lab, the University of Arizona's Controlled Environment Agriculture Center and Michigan State University's Controlled-Environment Lighting Laboratory. The company went on to develop several technologies and conducted commercial trials with Canopy Growth Corporation (NASDAQ:CGC). In 2014, Indoor Harvest filed a registration statement on Form S-1 with the SEC and became the first company operating in the cannabis industry to clear an SEC review in a go-public direct transaction.

Mr. Sykes additionally served in the U.S. Army. During his 5-year enlistment he served two combat tours to Iraq during OIF1 and OIF3. Serving as a M1A1 Abrams Tank Crewman in OIF1 and then later serving at the Brigade level for S4 logistics operations during OIF3.

Employees

The Company currently has 1 employee. We entered into an Executive Employment Agreement as of July 27th, 2025, with Chad Sykes, our sole founder, President, CEO and Director which is attached to this Form C as Exhibit G.

We do not plan to hire any additional salaried employees until we have acquired enough Bitcoin for our treasury to begin offering our Bitcoin backed EaaS loans. We believe the use of consultants and non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenue or cash available, we are in a better position to only utilize those services required to achieve our immediate business goals as opposed to having additional salaried employees. To substantially grow our revenue base, we will need to raise additional capital to purchase Bitcoin for our treasury and for working capital. Additional personnel will be added when we have sufficient Bitcoin treasury and when additional funds are available.

Employment Agreements

Chad Sykes, the Company's Chief Executive Officer and President is employed under an Executive Employment Agreement dated July 27th, 2025 which is provided as Exhibit G. Pursuant to this agreement, Mr. Sykes will not receive a salary until the Company achieves a capitalization of $450,000 or more, at which point his annual base salary will be $75,000, payable in cash in accordance with the Company's customary payroll practices, no less often than monthly, and prorated for any partial year. Upon the Company achieving a capitalization of $1,000,000 or more, Mr. Sykes' annual base salary will increase to $125,000 under the same terms. Additionally, the Company will reimburse Mr. Sykes for health insurance expenses, not to exceed $2,000 per month. The Company will also reimburse reasonable travel, dining, and other ordinary and necessary business expenses incurred by Mr. Sykes in the performance of his duties, subject to budget limitations and substantiation requirements imposed by the Board of Directors. These compensation arrangements represent a potential financial obligation of the Company, which may impact its cash flow and liquidity, particularly if the Offering is successful in reaching the target or maximum offering amounts.

Indemnification

The Company shall indemnify the Executive, to the maximum extent permitted by applicable law and by its certificate of incorporation, against all costs, charges and expenses incurred or sustained by the Executive in connection with any action, suit or proceeding to which he may be made a party by reason of being an officer, director or employee of the Company or of any subsidiary or affiliate of the Company or any other corporation for which the Executive serves in good faith as an officer, director, or employee at the Company's request.

Bad Actor Disclosure

"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders. Background checks on the Company and its founder are provided as Exhibit: F. None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Securities

The following description is a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. Our Articles of Incorporation can be found as Exhibit D, and our Bylaws are filed as Exhibit E to this Form C.

Class A Common Stock

We are authorized to issue 500,000,000 shares of Class A Common Stock with a par value of $0.001 per share. As of the date of this Form C, there were 1,000,000 shares of common stock issued and outstanding.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders, as provided in Article I, Section 8 of our Bylaws. The Bylaws do not provide for cumulative voting for the election of directors. Accordingly, the holders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors by a plurality of the votes cast at a meeting of shareholders, as specified in Article I, Section 11 of our Bylaws. For corporate actions other than the election of directors, except as otherwise required by law or the Bylaws, authorization requires a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, as stated in Article I, Section 11. Additionally, shareholders may take action without a meeting by written consent of all outstanding shares entitled to vote, with notice provided to all shareholders within ten days of such action, as outlined in Article I, Section 11.

Holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors out of funds legally available, as per Article I of the Bylaws, which governs the general management of the Corporation by the Board. Dividends, if declared, are distributed ratably among shareholders. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the development of our business. Any future declaration of dividends will be at the discretion of our Board of Directors and will depend on, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights, conversion rights, redemption rights, or sinking fund provisions, as no such rights are specified in the Bylaws. Upon our liquidation, dissolution, or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities, consistent with the general principles of corporate law and the Texas Business Organizations Code, as referenced in Article V, Section 6 of the Bylaws.

Transfers of shares are subject to restrictions set forth in any valid shareholder agreement, Right of First Refusal, or other transfer restrictions approved by the Board or shareholders, provided such restrictions comply with the Texas Business Organizations Code, as stated in Article IV, Section 2 of the Bylaws. Additionally, Article I, Section 8 prohibits shareholders from selling their vote or issuing a proxy for money or anything of value, except as permitted by a valid shareholder agreement or applicable law.

There are no provisions in our Bylaws that would explicitly prevent or delay a change in control, though any shareholder agreements, if applicable, may impose restrictions on share transfers that could affect such transactions, as noted in Article IV, Section 2 and Article V, Section 6. In the event of disputes among shareholders, directors, or officers regarding governance or the Bylaws, Article V, Section 5 requires mediation in Houston, Texas, and, if unresolved, arbitration under the rules of the American Arbitration Association, which may influence the resolution of control-related disputes.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Chad Sykes	1,000,000 Shares Class A Common Stock	100%

Capitalization

The following table summarizes the capitalization of Bit Equip, Inc., a Texas corporation, as of the date of this Form C, on a pre-money basis and on a post-money basis for both the minimum and maximum offering amounts. The Company is authorized to issue up to 500,000,000 shares of Class A Common Stock with a par value of $0.001 per share. As of the date of this offering, there are 1,000,000 shares of Class A Common Stock issued and outstanding, all held by the sole founder and Chief Executive Officer. No other classes of securities, including preferred stock, options, warrants, or convertible securities, are authorized or outstanding.

The Company's pre-money valuation is $650,000 based on 1,000,000 shares outstanding and an offering price of $0.65. Below is a table that sets forth the post-money Capitalization of the Company for both the minimum and maximum offering amounts:

Shareholder	Post-Money (Min) Shares	Post-Money (Min) %	Post-Money (Min) Value	Post-Money (Max) Shares	Post-Money (Max) %	Post-Money (Max) Value
Founder/CEO	1,000,000	64.55%	$650,000	1,000,000	56.03%	$650,000
New Investors	538,462	34.76%	$350,000	769,231	43.10%	$500,000
Timestamp Portal	10,769	0.70%	$7,000	15,385	0.86%	$10,000
Total	1,549,231	100%	$1,007,000	1,784,616	100%	$1,160,000

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial Statements and notes are attached hereto as Exhibit A.

Operations

Bit Equip, Inc. is a corporation formed in the state of Texas on July 22nd, 2025. The Company is a development stage financial services company focused on providing Bitcoin-collateralized loans to Equipment-as-a-Service (EaaS) providers in the data center, robotic manufacturing, and infrastructure equipment (HVAC and energy generation) sectors.

Cash and Cash Equivalents

As of August 5, 2025, the Company, has an aggregate of $2,500 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

As discussed herein, the amount raised in the Offering will be reserved to provide expenses for the Company based on the "One Year Plan of Operation" as described above. We must raise capital in future offerings to improve our liquidity position and continue as a going concern.

Liquidity and Capital Resources; Capital Expenditures

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds," which is an indispensable element of our business strategy. See the section titled "One Year Plan of Operations," for more information regarding our current financial plans. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has not offered any securities prior to the preparation and filing of this Form C.

Contingent Financial Obligations

Executive Compensation: The Company's financial condition may be impacted by future compensation obligations under the Executive Employment Agreement with Chad Sykes, the Company's Chief Executive Officer and sole director, dated July 27th, 2025. If the Company achieves a capitalization of $450,000 or more, which may occur if the Target Offering Amount of $350,000 is met and additional funds are raised, the Company will be obligated to pay Mr. Sykes an annual base salary of $75,000, increasing to $125,000 upon achieving a capitalization of $1,000,000 or more. Additionally, the Company will reimburse Mr. Sykes for health insurance expenses up to $2,000 per month. These obligations, which include up to $99,000 annually ($75,000 salary plus $24,000 in health insurance reimbursements) at the $450,000 capitalization level, or up to $149,000 annually ($125,000 salary plus $24,000 in health insurance reimbursements) at the $1,000,000 capitalization level, are not reflected in the Company's current financial summary as of August 5th, 2025, which shows total assets of $5,000 and a net loss of $5,000. These future expenses could significantly impact the Company's liquidity and ability to fund operations, particularly given the Company's limited current cash reserves of $2,500 and lack of revenue. Investors should consider these contingent liabilities when evaluating the Company's financial condition and the potential use of proceeds from this Offering.

RELATED PARTY TRANSACTIONS

Material Transactions

Since inception, Chad Sykes, the Company's president and CEO advanced $5,000 and provided services valued at $5,000, respectively. The advances were non-interest bearing and due on demand and were used to fund business operations and prepare documents for this offering. The Company converted these advances as follows:

Type	Class A Common Stock Issuance	Valuation	Range of Value per share
Issuance of common stock for cash - Related Party	500,000	$5,000	$0.01
Issuance of common stock for services - Related Party	500,000	$5,000	$0.01
	1,000,000	$10,000	

Conflict of Interest

Chad Sykes, our sole founder, officer, director, and 100% shareholder of Bit Equip, Inc., owns 1,000,000 shares issued for a $5,000 cash investment and $5,000 in services. As the sole decision-maker, Chad Sykes determines the offering terms, company valuation, and service valuation without independent oversight, which may create conflicts of interest. Their roles as shareholder and creditor could prioritize their interests over new investors'.

The Company acknowledges the potential for conflicts of interest and is committed to transparency in its dealings with investors. All material transactions involving Chad Sykes will be disclosed in accordance with SEC regulations. The Company may, in the future, seek to appoint independent directors or advisors to enhance governance and provide additional oversight.

Investors are encouraged to carefully consider these potential conflicts of interest when evaluating an investment in Bit Equip, Inc. For further details, please refer to the "Risk Factors" and other sections of this Form C.

Executive Employment Agreement

On July 27th, 2025, the Company entered into an Executive Employment Agreement with Chad Sykes, who serves as the Company's Chief Executive Officer, President, Secretary, Treasurer, and sole director, and is the sole shareholder of the Company. Under the terms of this agreement, Mr. Sykes is entitled to a base salary of $75,000 per year upon the Company achieving a capitalization of $450,000 or more, increasing to $125,000 per year upon achieving a capitalization of $1,000,000 or more. Additionally, the Company will reimburse Mr. Sykes for health insurance expenses up to $2,000 per month and for reasonable business expenses, subject to Board approval and substantiation. This agreement was approved by the Board of Directors, consisting solely of Mr. Sykes, and no independent directors were involved in the approval process. As the sole shareholder, Mr. Sykes has a direct financial interest in the Company, and this compensation arrangement may result in conflicts of interest, as his compensation is contingent on the Company's capitalization milestones, which may be achieved through the proceeds of this Offering. Investors should be aware that such related party transactions may impact the allocation of the Company's financial resources and that Mr. Sykes' dual roles as sole director, officer, and shareholder may limit independent oversight of these arrangements.

TERMS OF THE OFFERING

The Offering

The Company, Bit Equip, Inc., is offering shares of Class A Common Stock (the "Securities") in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31st, 2025 (the "Offering Deadline"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set forth by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "Investors" or "you".

The price of the Securities has been set at $0.65 per share, determined arbitrarily, and does not necessarily bear any relationship with the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1000.00, and the maximum amount that an Investor may invest in the Offering is $200,000.00, unless the Investor qualifies as an accredited investor under Rule 501 of Regulation D, in which case the maximum investment amount may be higher, subject to the limitations of Regulation Crowdfunding as set forth in 17 CFR § 227.100(a)(2). These investment limits are subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Timestamp Portal LLC (the "Intermediary"), an SEC-registered funding portal, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investors in this Offering will be required to establish a custody account with BitGo Trust Company, Inc. (in such capacity, the "Custodian"), which will also serve as the Escrow Facilitator for the Offering. Documentation related to the opening of such an account and the terms and conditions governing each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, the investor's subscription agreement for this Offering. Provided that an investor's subscription is accepted by the Company, the Custodian will contact the investor to provide login credentials by which the investor may view and manage its custodial account. If an investor fails to execute the Custodial Account Documents, the investment will be rejected and any funds received will be returned. By agreeing to and entering into the Custodial Account Documents, each investor agrees that all securities acquired in this Offering will be held in custody on behalf of the investor by the Custodian. The Custodian will be recognized on the Company's stock register as the holder of record of the securities, while the investor will be recorded as the beneficial owner of the securities on the Custodian's books and records. Beneficial owners must issue instructions to the Custodian to transfer, sell, or otherwise make elections with respect to their securities. Investors may be required to pay transaction fees to the Custodian for certain activities, as set forth in the Custodial Account Documents.

Registration Rights

Registration Rights. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, to register the Securities for resale within 120 days following the closing of the Offering. The Company will use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. The Company will bear all expenses incurred in connection with the registration of the Securities, including legal and accounting fees, except that Investors will be responsible for any fees or commissions associated with the resale of the Securities. The Company may delay or suspend the registration of the Securities if, in the good faith judgment of the Company's board of directors, such registration would require the disclosure of material non-public information that would be detrimental to the Company if disclosed, provided that such delay or suspension shall not exceed 90 days in any 12-month period. Investors should be aware that the registration process is complex and costly, and there is no guarantee that the registration statement will be declared effective by the SEC or that a market for the resale of the Securities will develop.

OTC Market Considerations

The Company intends to pursue quotation of the Shares on an over-the-counter (OTC) market (e.g., OTCQX, OTCQB, or OTCID) operated by OTC Markets Group following the effectiveness of a registration statement under the terms of the registration rights provided in the subscription agreement. However, there is no assurance that the Shares will be quoted on any OTC market or that a trading market will develop or be sustained or that the Company will succeed in registering the shares. For quotation on OTCQX or OTCQB, OTC Markets Group, as a qualified interdealer quotation system, may conduct a review to ensure compliance with SEC Rule 15c2-11, which requires current and publicly available issuer information. Upon OTC Markets Group's determination of compliance, broker-dealers may initiate or resume quotations without filing a Form 211 with FINRA. For certain OTCID listings or in cases where OTC Markets Group does not perform the review, a broker-dealer (market maker) may need to file a Form 211 application with FINRA to initiate quotations, subject to SEC Rule 15c2-11 requirements. OTC markets have fewer listing standards than national exchanges (e.g., NYSE or Nasdaq), which may result in increased price volatility, reduced liquidity, and difficulties in executing trades or selling Shares. The

Subscriber acknowledges that the Shares should be considered highly illiquid, and no assurance can be given regarding the ability to resell the Shares, even if registered.

Right of First Refusal

Subject to applicable securities laws and regulations, each Investor will have a right of first refusal to participate in any future offering of equity securities by the Company (a "Future Offering") on the same terms and conditions offered to other investors, up to the Investor's pro rata share based on the number of Securities held by the Investor relative to the total number of outstanding shares of the Company's common stock. The Company will provide written notice to Investors of any Future Offering at least 15 business days prior to the closing of such Future Offering, including the terms of the Future Offering, such as the type and number of securities offered, the price, and the proposed closing date. To exercise this right, an Investor must notify the Company in writing within 10 business days of receiving the notice, specifying the number of securities the Investor wishes to purchase. Failure to respond within this period will constitute a waiver of the right of first refusal for that Future Offering. This right does not apply to securities issued in connection with (i) equity compensation plans approved by the Company's board of directors, (ii) conversions or exercises of existing securities, (iii) mergers, acquisitions, or similar transactions, or (iv) offerings exempt from registration under applicable securities laws where such right would be impractical or prohibited. The Subscriber's ability to participate in any Future Offering pursuant to the right of first refusal is subject to the Subscriber meeting the eligibility requirements of the applicable securities laws and regulations governing such Future Offering. For example, if the Future Offering is conducted under Regulation D and limited to accredited investors, as defined in Rule 501 of Regulation D, the Subscriber must qualify as an accredited investor at the time of the Future Offering to exercise the right of first refusal. The Company reserves the right to require the Subscriber to provide documentation verifying their eligibility. The right of first refusal shall terminate upon the earliest to occur of: (i) the consummation of an underwritten Qualified Initial Public Offering (as defined by the Company's board of directors) in combination with a listing on a national exchange, (ii) a Change of Control (as defined in the Company's bylaws or other governing documents), or (iii) the fifth anniversary of the Closing of this Offering, unless extended by mutual agreement of the Company and the Subscriber.

Transfer Restrictions

Transfer Restrictions. Investors should be aware that the Securities are subject to restrictions on transfer under the Securities Act and applicable state securities laws. The Securities may not be sold, transferred, or otherwise disposed of unless registered under the Securities Act or an exemption from registration is available. Additionally, the Securities are subject to a one-year holding period under 17 CFR § 227.501, unless transferred in accordance with an exemption specified therein or registered with the SEC. The Securities may bear a legend indicating these restrictions on transfer.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline is at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary provides at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Withdrawal

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering.

Escrow Facilitator

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

BITGO TRUST COMPANY, INC., THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW A FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, as outlined in Article I, Section 8 of the Bylaws. Shareholders may vote in person or by proxy at annual or special meetings. Key voting matters include the election of directors, which requires a plurality of votes cast, and other corporate actions, which generally require a majority of votes cast, unless otherwise specified by law or the Bylaws (Article I, Section 11). Shareholders may also act by written consent without a meeting, provided all shareholders are entitled to vote unanimously consent in writing (Article I, Section 11). This ensures that common stockholders have a voice in significant corporate decisions, including the election of the Board of Directors, which manages the Company's business affairs (Article II, Section 1).

We request that you please review this Form C, the Company's Subscription Agreement attached as Exhibit C and the Company's Bylaws attached as Exhibit E.

Transfer Agent and Registrar

The Company's transfer agent is Brassica Services LLC.

INTERMEDIARY COMMISONS AND FEES

The Funding Portal

The Company is offering its securities through Timestamp Portal LLC, which is a "Funding Portal" registered with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The SEC File number is 007-00456 and its FPRD number (Funding Portal Registration Depository number) is 329474

Compensation for the Funding Portal

The Company will compensate Timestamp Portal LLC as follows: A success fee equal to 8% of the amount raised, of which 6% will be paid in cash and 2% paid by delivery of Class A Common stock.

Timestamp Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Timestamp Portal LLC to acquire an interest.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Additional information about the Company and the Offering, including a detailed investor presentation, is available in Exhibit B: Investor Deck, filed with this Form C and accessible on the intermediary's platform at:

https://invest.timestampfinancial.com/offering/bitequip/details

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bit Equip, Inc.
(Issuer)

By: /s/ Chad Sykes
(Signature)

By: Chad Sykes
(Name)

CEO
(Title)

August 29th, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person in his capacity and on the dates indicated.

/s/ Chad Sykes
(Signature)

By: Chad Sykes
(Name)

CEO
(Title)

August 29th, 2025
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT: A

Bit Equip, Inc.

Financial Statements

Bit Equip, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period ended August 5th, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bit Equip, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of August 5th, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 14, 2025
Vincenzo Mongio

Statement of Financial Position

	As of August 5, 2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	2,500
Prepaid Expenses	2,500
Total Current Assets	5,000
TOTAL ASSETS	5,000
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
Commitments and Contingencies (Note 4)	
EQUITY	
Common Stock ($0.001 par value, 1,000,000 shares issued and outstanding	1,000
Additional Paid-in Capital	9,000
Accumulated Deficit	(5,000)
Total Equity	5,000
TOTAL LIABILITIES AND EQUITY	5,000

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 7/22/2025 (Inception)	-	-	-	-	-
Issuance of 500,000 shares for cash ($0.01 per share)	500,000	500	4,500	-	5,000
Issuance of 500,000 shares for services ($0.01 per share)	500,000	500	4,500	-	5,000
Net Income (Loss)	-		-	(5,000)	(5,000)
Ending Balance 8/5/2025	1,000,000	1,000	9,000	(5,000)	5,000

Statement of Operations

	Period Ended August 5, 2025
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Stock-Based Compensation	5,000
Total Operating Expenses	5,000
Operating Income (loss)	(5,000)
Earnings Before Income Taxes	(5,000)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(5,000)

Statement of Cash Flows

	Period Ended August 5, 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(5,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Stock-based Compensation (Services Rendered)	5,000
Increase in Prepaid Expenses	(2,500)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,500
Net Cash provided by (used in) Operating Activities	(2,500)
FINANCING ACTIVITIES	
Proceeds from Issuance of Common Stock	500
Proceeds from Additional Paid-in Capital	4,500
Net Cash provided by (used in) Financing Activities	5,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	2,500
Cash at end of period	2,500

Bit Equip, Inc.
Notes to the Unaudited Financial Statements
August 5th, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bit Equip, Inc. (the "Company") was incorporated in the State of Texas on July 22, 2025. The Company is in the start-up phase and has not yet commenced significant operations. The Company expects to generate future revenue through equipment leasing under an "equipment as a service" agreement, earning revenue from interest fees and service fees associated with that financing. No such agreements have been entered into yet.

The Company's activities during the period from inception to August 5, 2025, primarily involved organizational activities, including the issuance of common stock and entering into a contract for crowdfunding portal services.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Prepaid Expenses

On July 22nd, 2025, the Company entered into a contract for crowdfunding portal services and paid $2,500 in cash. This amount is recorded as a prepaid expense, as the services are expected to be provided over a future period. No amortization was recorded as of August 5th, 2025, due to the short period and lack of specific information on the service term.

Equity Based Compensation

The Company did not have any equity-based compensation as of August 5th, 2025.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period from inception to August 5, 2025, the Company entered into the following transactions with the Founder and Chief Executive Officer, who is a related party due to their role as a principal owner and key executive:

Issuance of Common Stock for Cash: On July 22, 2025, the Company issued 500,000 shares of common stock to the Founder and Chief Executive Officer for cash consideration of $5,000. The terms were consistent with the issuance price for services, and no additional amounts are due.

Issuance of Common Stock for Services: On July 22, 2025, the Company issued 500,000 shares of common stock to the Founder and Chief Executive Officer for services rendered, valued at $5,000. The fair value was determined based on the concurrent cash issuance price, as no active market exists for the Company's shares. The services were related to organizational and start-up activities.

On July 27, 2025, the Company entered into an Executive Employment Agreement with Chad Sykes, its Founder, Chief Executive Officer, and sole director, who is also the sole shareholder. Under the terms of the agreement, Mr. Sykes will not receive a salary until the Company achieves a capitalization of $450,000 or more, at which point he will be entitled to an annual base salary of $75,000, payable in cash in accordance with the Company's customary payroll practices, no less often than monthly, and prorated for any partial year. Upon achieving a capitalization of $1,000,000 or more, the annual base salary will increase to $125,000 under the same terms. Additionally, the Company will reimburse Mr. Sykes for health insurance expenses, not to exceed $2,000 per month, effective from the agreement date. These compensation arrangements were approved by Mr. Sykes as the sole director, and no independent directors were involved. The agreement represents a related party transaction due to Mr. Sykes' control over the Company and may result in significant future cash outflows, potentially impacting the Company's liquidity and financial condition, particularly given its current limited cash reserves of $2,500 and lack of revenue as of August 5, 2025. No amounts have been accrued for these obligations as of August 5, 2025, as the capitalization thresholds have not been met.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

The Company is authorized to issue 500,000,000 shares of Class A Common stock with a par value of $0.001 per share. As of August 5, 2025, 1,000,000 shares were issued and outstanding, summarized as follows:

On July 22, 2025, the Company issued 500,000 shares of common stock to the Founder and Chief Executive Officer for cash consideration of $5,000. This transaction was recorded as $500 to common stock (500,000 shares × $0.001 par value) and $4,500 to additional paid-in capital.

On July 22, 2025, the Company issued 500,000 shares of common stock to the Founder and Chief Executive Officer for services rendered, valued at $5,000. The fair value was based on the concurrent cash issuance price. This transaction was recorded as $500 to common stock (500,000 shares × $0.001 par value) and $4,500 to additional paid-in capital, with the $5,000 recognized as stock-based compensation expense.

As of August 5, 2025, the Company's stockholders' equity consists of common stock of $1,000 and additional paid-in capital of $9,000. Class A Common stockholders are entitled to one vote per share. No dividends have been declared or paid. See Note 5 for related party transaction disclosures.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 5th, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has limited operating history, realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Bit Equip, Inc.

Investor Deck 2025

Key Offering Terms

Class A Common Stock Offering at $0.65 per Share

Pre-Money Valuation $650,000
Post Money Valuation Minimum Raise $1,007,000
Post Money Valuation Maximum Raise $1,160,000
New Investor Ownership Minimum Raise 35.5%
New Investor Ownership Maximum Raise 44%

Registration Rights

We are offering Registration Rights. Upon closing this offering, the Company will register the shares with the SEC to become a fully reporting Public Company within 120 days.

First Right of Refusal

We are offering First Right of Refusal on future stock offerings, allowing investors ongoing participation in the Company's future capitalization and growth.

Please review the Company's Form C for all risks and details related to this offering. Investing pursuant to Regulation Crowdfunding (Reg CF) carries significant risks, including the potential loss of your entire investment, limited liquidity, and the possibility that the company may not achieve its business objectives.

Why Bit Equip?

We intend to use Bitcoin to Power Equipment Financing for a Stronger American Future through Equipment as a Service Agreements

    

This presentation contains forward-looking statements regarding our Equipment as a Service (EaaS) model, which is designed to transform capital expenditures (CAPEX) into operational expenditures (OPEX), enhancing financial flexibility and scalability for our clients. These statements are based on current expectations and projections about future events, including anticipated growth in demand for sustainable equipment solutions, cost savings from our EaaS offerings, and market expansion opportunities. Actual results may differ materially due to risks such as regulatory changes, economic conditions, or technological disruptions. We undertake no obligation to update these statements unless required by law.

Please review our Form C available for download below for complete risks related to this offering and our business plan.

Where does Bitcoin fit in?

We believe that Bitcoin will become the ultimate pristine collateral in finance and that having a Bitcoin treasury is key to our long-term success.

We also believe to have a successful Bitcoin Treasury strategy; we must become a publicly traded Company. This offering supports that effort.

With a Bitcoin Treasury and access to the capital markets, we can then utilize Bitcoin backed loans to finance EaaS clients who may be underserved by traditional finance.

Using Bitcoin to finance America's next industrial revolution is a goal we believe will be both profitable for the Company and good for the Nation.

Why Equipment as a Service?
"EaaS"

- **Cost Efficiency**: Avoids large upfront capital expenditures; pays only for equipment usage through flexible, subscription-based agreements.

- **Scalability**: Easily scales equipment access up or down based on business needs, ensuring agility in dynamic markets.

- **Sustainability**: Optimize equipment usage to reduce waste, supporting a stronger, greener American future.

- **Access Over Ownership**: Focuses on productivity, not asset management, frees up resources for core business growth.

How does it work?

EaaS: Transform CAPEX into OPEX, unlocking flexible, scalable equipment solutions.

- **Loans to Third-Party EaaS Providers**: We provide financing to third-party EaaS companies that offer customers integrated equipment and maintenance service agreements.

- **Loans to OEMs with Third-Party Maintenance Agreements**: Financing for OEMs that bundle their equipment with maintenance services provided by third-party partners.

- **BitEquip's Proprietary EaaS Agreements**: Bit Equip directly structures and funds EaaS agreements by connecting OEMs with third-party service providers to deliver tailored equipment and maintenance solutions to customers.

How Big is the Market?

- **Data Center Equipment**: $60.7 Billion with 6.8% CAGR
- **Robotic Manufacturing**: $1.8 Billion with 18.4% CAGR
- **Infrastructure Equipment**: $131 Billion with 35% CAGR
- **Capital Equipment**: $30 Billion with 10% CAGR

The One Big Beautiful Bill Act, signed into law on July 4th, 2025, further accelerates EaaS adoption through tax incentives, including 100% bonus depreciation and a $2.5 million Section 179 expensing limit to help rebuild American manufacturing.

Sources: Grand View Research 2023, MarketandMarkets 2023 and Roland Berger 2019

What's the Plan?

We have a three phase Plan to launch Bit Equip's business plan:

Step 1 – Raise money from this offering to cover the costs of registration with the SEC to become publicly traded through a Selling Stockholders Form S-1 and application to be quoted on OTC Markets.

Step 2 – Identify and partner with an EaaS company to conduct a proof-of-concept trial and build an initial loan portfolio.

Step 3 - Raise additional capital through debt or equity to acquire Bitcoin for our treasury and begin financing operations.

See our One Year Plan of Operation on page 18 of our Form C for more details and risks

Growth opportunity?

See page 19 of our Form C for a specific hypothetical financial model

EaaS transforms CapEx into OpEx, driving gross profit margins of 35–50%, fueled by subscription models and high-margin aftermarket maintenance services. Net profit margins range from 5–11%, with top performers achieving up to 20% EBIT. The EaaS market is expected to have a 53% CAGR.

- **Recurring Revenue**: Subscription and usage-based models ensure steady cash flow.
- **Service Margins**: Aftermarket services yield up to 50% gross margins.
- **Scalability**: Market growth and digital integration enhance long-term profitability.

Sources: IBISWorld Rental & Leasing Services, Machinery Maintenance (2025), Grand View Research EaaS Market Analysis (2024-2030), H&E Equipment Services Q1 2025 Financials, Deloitte Insights: Aftermarket Services Report

₿it Equip's Future?

We believe we're entering an era where government fiscal policies will heavily influence economic conditions, alongside a push for re-industrialization to boost domestic manufacturing.

In the coming years, we envision Private Investment in Public Equity (PIPE) deals backed by Bitcoin becoming widespread, enabling industries to be financed through securitized Bitcoin instruments, supported by both the acquired assets and issuer equity, generating Bitcoin yield through net positive cash flow acquisition of Bitcoin.

Bit Equip aims to pioneer this model, bridging the capital demands of American industries with a secure way to generate cash flow, fostering industrial growth while organically increasing Bitcoin holdings.

Who's leading this effort?

"I believe this model can not only be profitable, but can be used to generate a dilution free bitcoin yield through bitcoin purchases from excess profits" – Chad Sykes, Founder



Chad Sykes, our Founder and CEO has over 25 years of experience in the mechanical trades, with a background in design-build, equipment procurement, and project delivery. He has extensively worked with architects, MEP engineers, contractors and developers and knows how to speak their language. Mr. Sykes also has experience in managing Pubco operations and has led several registration efforts with the SEC. Mr. Sykes is also a veteran having served two tours in Iraq, both as an armor crewman and working in Brigade level logistics.

See our video message from our founder in the video section

EXHIBIT: C

Bit Equip, Inc.

Subscription Agreement

SUBSCRIPTION AGREEMENT
REGISTRATION RIGHTS
RIGHT OF FIRST REFUSAL

Bit Equip, Inc.
(A Texas Corporation)
14830 Forest Lodge Dr.
Houston, Texas 77070

August 29th, 2025

This Subscription Agreement (this "Agreement") is entered into by and between Bit Equip, Inc., a Texas corporation (the "Company"), and the undersigned subscriber (the "Subscriber") in connection with the Subscriber's purchase of shares of Class A Common Stock of the Company (the "Shares") pursuant to an offering (the "Offering") conducted under Regulation Crowdfunding ("Reg CF") promulgated under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"). The Offering is facilitated through Timestamp Portal LLC (the "Intermediary"), an SEC-registered funding portal, with escrow services provided by BitGo Trust Company, Inc. (the "Escrow Agent").

1. Subscription

1.1 Subscription for Shares. The Subscriber hereby irrevocably subscribes to purchase the number of Shares of the Company's Class A Common Stock set forth on the signature page hereto at a purchase price of $0.65 per Share (the "Purchase Price"), subject to the terms and conditions of this Agreement and the Offering materials provided through the Intermediary's platform (the "Offering Materials").

1.2 Investment Limits. The Subscriber acknowledges that the minimum investment amount is $1,000, and the maximum investment amount is $200,000, unless the Subscriber qualifies as an accredited investor under Rule 501 of Regulation D, in which case the maximum investment amount may be higher, subject to the limitations of Regulation Crowdfunding.

1.3 Acceptance of Subscription. The Company reserves the right, in its sole discretion, to accept or reject this subscription, in whole or in part, for any reason or no reason. If the subscription is accepted, the Company will execute a copy of this Agreement and return it to the Subscriber. If the subscription is rejected, the Subscriber's funds will be returned without interest or deduction, as provided in Section 3 below.

2. Representations and Warranties of the Subscriber

The Subscriber represents and warrants to the Company, the Intermediary, and the Escrow Agent as follows:

2.1 Authority. The Subscriber has full power and authority to enter into this Agreement and to purchase the Shares. If the Subscriber is an entity, the individual executing this Agreement on behalf of the Subscriber has been duly authorized to do so.

2.2 Compliance with Regulation Crowdfunding. The Subscriber acknowledges that the Offering is being conducted pursuant to Regulation Crowdfunding and that the Subscriber has reviewed the Offering Materials, including the Form C filed with the Securities and Exchange Commission (the "SEC") and any amendments thereto.

2.3 Investment Limits. The Subscriber represents that the aggregate amount of the Subscriber's investment in the Offering, together with all other investments made by the Subscriber in offerings under Regulation Crowdfunding during the preceding 12 months, does not exceed the investment limits set forth in 17 CFR § 227.100(a)(2).

2.3.1 Calculation of Investment Limits. For non-accredited investors, the investment limits under 17 CFR § 227.100(a)(2) are calculated as the greater of: (i) $2,500, or (ii) 5% of the lesser of the Subscriber's annual income or net worth if either is less than $124,000, or 10% of the lesser of annual income or net worth (not to exceed $124,000) if both are at least $124,000, based on the most recent 12-month period. The Subscriber acknowledges their responsibility to verify compliance with these limits and provide accurate financial information to the Company or Intermediary upon request.

2.4 Risk Acknowledgment. The Subscriber has reviewed the risk disclosures in the Offering Materials and understands that an investment in the Shares involves a high degree of risk, including the risk of loss of the entire investment, and that the Shares are illiquid and subject to restrictions on transfer.

2.4.1 Specific Risks. The Subscriber acknowledges that the Company is an early-stage business with limited operating history, which may increase the risk of business failure. The Company's success depends on key personnel, and the loss of such personnel could adversely affect the Company's operations and financial condition.

2.4.2 Financial Condition and Use of Proceeds. The Subscriber acknowledges that the Company's financial condition, including its limited operating history and potential lack of profitability, is detailed in the Offering Materials, including the Form C. The use of proceeds from the Offering is subject to the Company's discretion and may be reallocated as described in the Offering Materials, which could affect the Company's ability to achieve its business objectives.

2.5 Information Provided. All information provided by the Subscriber to the Company and the Intermediary, including information regarding the Subscriber's financial status, investment experience, and eligibility to invest under Regulation Crowdfunding, is true, complete, and accurate.

2.6 No Reliance. The Subscriber is not relying on any representations or warranties other than those expressly set forth in this Agreement and the Offering Materials.

3. Payment and Escrow

3.1 Payment of Purchase Price. Concurrently with the execution of this Agreement, the Subscriber shall deliver the Purchase Price to the Escrow Agent in accordance with the instructions provided by the Intermediary. Payment shall be made in U.S. dollars via wire transfer, ACH, or other method acceptable to the Escrow Agent.

3.2 Escrow. The Purchase Price will be held in escrow by the Escrow Agent in a segregated account until the closing of the Offering (the "Closing") or until the Offering is terminated without a Closing. If the Offering is terminated without a Closing, the Escrow Agent will return the Purchase Price to the Subscriber without interest or deduction.

3.3 Closing. Upon the Closing, the Escrow Agent will release the Purchase Price to the Company, and the Company will issue the Shares to the Subscriber in book-entry form or as otherwise specified in the Offering Materials.

3.4 Termination of Offering. The Company may terminate the Offering at its sole discretion, including if the Offering does not achieve a minimum funding goal as specified in the Offering Materials. In such an event, the Escrow Agent will return the Purchase Price to the Subscriber without interest or deduction, as provided in Section 3.2.

3.5 Intermediary Compensation. The Subscriber acknowledges that, upon closing of the Offering, the Company will pay the Intermediary, Timestamp Portal LLC, a cash fee equal to six percent (6%) of the total amount raised in the Offering and a fee of two percent (2%) of the number of Securities sold in the Offering, issued in Class A Common Stock. These fees are separate from the Purchase Price paid by the Subscriber and may reduce the net proceeds available to the Company.

4. Registration Rights

4.1 Registration Obligation. The Company has agreed to file a registration statement with the SEC under the Securities Act to register the Shares for resale within 120 days following the Closing of the Offering (the "Registration Deadline"). The Company shall use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter.

4.2 Expenses. The Company shall bear all expenses incurred in connection with the registration of the Shares, including legal and accounting fees, except that the Subscriber shall be responsible for any fees or commissions associated with the resale of the Shares.

4.3 Suspension of Registration. The Company may delay or suspend the registration of the Shares if, in the good faith judgment of the Company's board of directors, such registration would require the disclosure of material non-public information that would be detrimental to the Company if disclosed, provided that such delay or suspension shall not exceed 90 days in any 12-month period.

4.4 Form of Registration. The registration statement referenced in Section 4.1 is expected to be filed on Form S-1 or another appropriate form under the Securities Act, as determined by the Company in its sole discretion. The Subscriber acknowledges that the SEC's review process may delay the effectiveness of the registration statement beyond the Company's control, and no assurance can be given as to the exact timing of effectiveness.

4.5 Ongoing Reporting Obligations. If the registration statement is declared effective, the Company may become subject to ongoing reporting obligations under the Securities Exchange Act of 1934, as amended, including the requirement to file annual, quarterly, and other periodic reports with the SEC. Such obligations may increase the Company's operating costs and may be suspended or terminated under certain conditions, which could affect the liquidity or marketability of the Shares.

4.6 Risk of Dilution and Market Impact. The Subscriber acknowledges that the registration and potential resale of the Shares, or the issuance of additional securities by the Company, may result in dilution of the Subscriber's ownership percentage or a decline in the market price of the Shares, if a market for the Shares develops.

4.6.1 No Assurance of Public Market. The Subscriber acknowledges that registration of the Shares does not guarantee the development of a public trading market. Secondary markets for Regulation Crowdfunding securities are limited, and the Subscriber may be unable to sell the Shares even after the one-year holding period or registration.

4.7 No Piggyback Registration Rights. Unless otherwise agreed in writing, the Subscriber shall not have piggyback registration rights, meaning the Subscriber's Shares will not automatically be included in any registration statement filed by the Company for purposes other than the resale of the Shares purchased in this Offering.

4.8 OTC Market Considerations. The Company intends to pursue quotation of the Shares on an over-the-counter (OTC) market (e.g., OTCQX, OTCQB, or OTCID) operated by OTC Markets Group following the effectiveness of the registration statement referenced in Section 4.1. However, there is no assurance that the Shares will be quoted on any OTC market or that a trading market will develop or be sustained. Quotation requires a market maker to file a Form 211 application with FINRA and comply with SEC Rule 15c2-11, which mandates ongoing public disclosure by the Company. OTC markets have fewer listing standards than national exchanges (e.g., NYSE or Nasdaq), which may result in increased price volatility, reduced liquidity, and difficulties in executing trades or selling Shares. The Subscriber acknowledges that the Shares should be considered highly illiquid, and no assurance can be given regarding the ability to resell the Shares, even if registered.

4.9 Dependence on Market Makers and OTC Markets Group. The Subscriber acknowledges that establishing a trading market on an OTC market (e.g., OTCQX, OTCQB, or OTCID) depends on compliance with SEC Rule 15c2-11, which requires current and publicly available issuer information. For OTCQX or OTCQB, OTC Markets Group, as a qualified interdealer quotation system, may conduct the Rule 15c2-11 compliance review and make a publicly available determination, allowing broker-dealers to initiate or resume quotations without filing a Form 211 with FINRA. For certain OTCID listings or in cases where OTC Markets Group does not perform the review, one or more broker-dealers (market makers) must file a Form 211 application with FINRA and maintain compliance with SEC Rule 15c2-11. The Company has no control over the decisions or actions of OTC Markets Group or market makers, and there is no assurance that OTC Markets Group will approve quotations or that any market maker will initiate or continue to support quotation of the Shares.

4.10 Costs of OTC Compliance. To maintain quotation on an OTC market (e.g., OTCQX, OTCQB, or OTCID), the Company must comply with SEC Rule 15c2-11, which requires ongoing public disclosure of current financial and other information. For OTCQX or OTCQB, OTC Markets Group, as a qualified interdealer quotation system, may conduct the compliance review, while for certain OTC OTCID listings, a broker-dealer (market maker) may need to ensure compliance through FINRA. These disclosure and compliance obligations may result in significant costs, including legal, accounting, and administrative expenses, which could affect the Company's financial condition and ability to achieve its business objectives.

4.11 Risk of Delisting or Suspension. If the Shares are quoted on an OTC market (e.g., OTCQX, OTCQB, or OTCID), such quotation may be suspended or terminated if the Company fails to comply with SEC Rule 15c2-11, if OTC Markets Group determines non-compliance for OTCQX or OTCQB, if market makers cease supporting the Shares for OTCID or other tiers, or for other reasons beyond the Company's control. Such events could further limit the liquidity and marketability of the Shares.

4.12 Risk of Insufficient Funds for Registration. The Subscriber acknowledges that the Company's limited financial resources, as detailed in the Form C financial statements, may impair its ability to fulfill the registration obligations under Section 4.1. The costs of preparing, filing, and maintaining a registration statement, including legal, accounting, and SEC fees, may exceed the Company's available funds, potentially resulting in delays, suspension, or failure to register the Shares.

5. Right of First Refusal for Future Offerings

5.1 Right of First Refusal. Subject to applicable securities laws and regulations, the Subscriber shall have a right of first refusal to participate in any future offering of equity securities by the Company (a "Future Offering") on the same terms and conditions offered to other investors, up to the Subscriber's pro rata share based on the number of Shares held by the Subscriber relative to the total number of outstanding shares of the Company's common stock.

5.2 Notice of Future Offering. The Company shall provide written notice to the Subscriber of any Future Offering at least 15 business days prior to the closing of such Future Offering. The notice shall include the terms of the Future Offering, including the type and number of securities offered, the price, and the proposed closing date.

5.3 Exercise of Right. To exercise the right of first refusal, the Subscriber must notify the Company in writing within 10 business days of receiving the notice of the Future Offering, specifying the number of securities the Subscriber wishes to purchase. Failure to respond within this period shall constitute a waiver of the right of first refusal for that Future Offering.

5.4 Limitations. The right of first refusal shall not apply to securities issued in connection with (i) equity compensation plans approved by the Company's board of directors, (ii) conversions or exercises of existing securities, (iii) mergers, acquisitions, or similar transactions, or (iv) offerings exempt from registration under applicable securities laws where such right would be impractical or prohibited.

5.5 Eligibility for Future Offerings. The Subscriber's ability to participate in any Future Offering pursuant to the right of first refusal is subject to the Subscriber meeting the eligibility requirements of the applicable securities laws and regulations governing such Future Offering. For example, if the Future Offering is conducted under Regulation D and limited to accredited investors, as defined in Rule

501 of Regulation D, the Subscriber must qualify as an accredited investor at the time of the Future Offering to exercise the right of first refusal. The Company reserves the right to require the Subscriber to provide documentation verifying their eligibility.

5.6 Termination of Right of First Refusal. The right of first refusal shall terminate upon the earliest to occur of: (i) the consummation of an underwritten Qualified Initial Public Offering (as defined by the Company's board of directors) in combination with a listing on a national exchange, (ii) a Change of Control (as defined in the Company's bylaws or other governing documents), or (iii) the fifth anniversary of the Closing of this Offering, unless extended by mutual agreement of the Company and the Subscriber.

6. Restrictions on Transfer

6.1 Securities Law Restrictions. The Subscriber acknowledges that the Shares are subject to restrictions on transfer under the Securities Act and applicable state securities laws. The Shares may not be sold, transferred, or otherwise disposed of unless registered under the Securities Act or an exemption from registration is available.

6.2 Holding Period. The Subscriber acknowledges that the Shares are subject to a one-year holding period under 17 CFR § 227.501, unless the Shares are transferred in accordance with an exemption specified therein or registered with the SEC.

6.3 Legends. The Shares may bear a legend indicating that they are subject to restrictions on transfer under applicable securities laws.

6.4 State Blue Sky Law Restrictions. In addition to federal securities law restrictions, the Subscriber acknowledges that state securities laws (commonly known as Blue Sky laws) may impose further limitations on the resale of the Shares, even if registered under the Securities Act or exempt from registration. These restrictions may vary by state and could prevent or delay the Subscriber's ability to sell or transfer the Shares.

7. Miscellaneous

7.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its conflict of laws principles.

7.2 Entire Agreement. This Agreement, together with the Offering Materials, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral.

7.3 Amendments. This Agreement may not be amended or modified except in writing signed by both the Company and the Subscriber.

7.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.5 Notices. All notices required or permitted hereunder shall be in writing and delivered via email or certified mail to the addresses provided by the parties.

7.6 Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

7.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.8 Tax Consequences. The Subscriber acknowledges that the purchase and ownership of the Shares may have tax consequences, including federal, state, and local tax obligations. The Subscriber is solely responsible for consulting with their tax advisor regarding such consequences and for any tax liabilities arising from the purchase, holding, or resale of the Shares.

7.9 Dispute Resolution. Any disputes arising out of or relating to this Agreement shall be resolved through binding arbitration in Houston, Texas, in accordance with the rules of the American Arbitration Association, unless otherwise agreed by the parties. The prevailing party in any such arbitration shall be entitled to recover reasonable attorneys' fees and costs.

7.10 Electronic Delivery and Signatures. The Subscriber consents to the electronic delivery of all notices, disclosures, and Offering Materials via the Intermediary's platform or email. This Agreement may be executed electronically, and such electronic signatures shall have the same legal effect as manual signatures, in accordance with the Electronic Signatures in Global and National Commerce Act and applicable state laws.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the date first written above.

BIT EQUIP, INC.
By: _____
Name: Chad Sykes
Title: President and CEO

SUBSCRIBER
By: _____

Name:

Address:

Email:

Number of Shares Subscribed:

Total Purchase Price: $

EXHIBIT: D

Bit Equip, Inc.

Articles of Incorporation

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	**Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 806132233 07/21/2025 Document #: 1501667500003 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Bit Equip, Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Rebecca   Blanton

C. The business address of the registered agent and the registered office address is:

Street Address:
14830 Forest Lodge Dr   Houston TX 77070-77070

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **Chad   Sykes**

Address: **14830 Forest Lodge Dr   Houston TX, USA 77070**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
500000000	☑ A. has a par value of $.**001** ☐ B. without par value.	**A**	**Common**

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☐ A. This document becomes effective when the document is filed by the secretary of state.

OR

☑ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is: **July 22, 2025**

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

14830 Forest Lodge Dr
Houston, TX 77070
USA

Organizer

The name and address of the organizer is set forth below.

Chad Sykes   14830 Forest Lodge Dr, Houston, Texas 77070

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

<u>**Chad Sykes**</u>

Signature of organizer

FILING OFFICE COPY

EXHIBIT: E

Bit Equip, Inc.

Bylaws

Bit Equip, Inc.
A Texas Corporation
CORPORATE BYLAWS

ARTICLE I

<u>SHAREHOLDERS</u>

1. **Annual Meeting**
A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 180 days after the anniversary of the date of incorporation of the Corporation.

2. **Special Meetings**
Special meetings of the shareholders may be called by the Board of Directors, Chairman of the Board, or President, and shall be called by the Board upon the written request of the holders of record of at least 25% of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting, and the Board may, in its discretion, deny such request if it determines the purpose is not in the best interests of the Corporation or is frivolous. At such special meetings, only business relating to the purpose or purposes set forth in the notice thereof may be transacted.

3. **Place of Meetings**
Meetings of the shareholders shall be held at such place within Houston, Texas as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. **Notice of Meetings**
Notice of each meeting of the shareholders shall be given in writing and shall state the place, date, and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.
A copy of the notice of each meeting shall be given, personally, by first-class mail, or, with the consent of the shareholder, by electronic transmission (e.g., email), not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at their address as it appears on the record of the shareholders, or, if they have filed with the Secretary of the Corporation a written request that notices be mailed or electronically transmitted to some other address, then directed to such other address. Shareholders are responsible for notifying the Secretary in writing of any changes to their address or electronic contact information.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. **Waiver of Notice**
Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by them.

6. **Inspectors of Election**
The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots, or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question, or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. **List of Shareholders at Meetings**
A list of the shareholders as of the record date, certified by the Secretary, an Assistant Secretary, or a transfer agent, shall be produced at any meeting of the shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. **Qualification of Voters**
Unless otherwise provided in the Certificate of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in their name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee, or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by them, either in person or by proxy, only after the shares have been transferred into their name as trustee or into the name of their nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent, or proxy as the bylaws of such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell their vote, or issue a proxy to vote, to any person for any sum of money or anything of value, except as permitted by a valid shareholder agreement or applicable law, provided such agreement or law complies with the Texas Business Organizations Code.

9. **Quorum of Shareholders**
The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum, provided that notice of the adjourned meeting is given to all shareholders entitled to vote within ten days of such adjournment, unless the time and place of the adjourned meeting are announced at the original meeting.

10. **Proxies**
Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting, may authorize another person or persons to act for them by proxy.

Every proxy must be signed by the shareholder or their attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. **Vote or Consent of Shareholders**
Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. The Corporation shall provide notice of such action to all shareholders entitled to vote within ten days of receiving such written consent, and shareholders shall have ten days to provide their written consent. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as a unanimous vote of shareholders.

12. **Fixing the Record Date**
For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than sixty days before the date of such meeting, nor more than sixty days prior to any other action.
When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, outside the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II

BOARD OF DIRECTORS

1. **Power of Board and Qualification of Directors**
The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. **Number of Directors**
The number of directors constituting the entire Board of Directors shall be the number, not less than one nor more than ten, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies, provided, however, that no decrease shall shorten the term of an incumbent director. Until otherwise fixed by the directors, the number of directors constituting the entire Board shall be four.

3. **Election and Term of Directors**
At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation, or removal in the manner hereinafter provided.

4. **Quorum of Directors and Action by the Board**
A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. **Meetings of the Board**
An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.
Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than noon, Central Standard Time (CST), on the third day prior to the meeting or by telegram, written message, or orally not later than noon, Central Standard Time (CST), on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States mail; by telegram at the time of filing; or by messenger at the time of delivery. Notices by mail, telegram, or messenger shall be sent to each director at the address designated by them for that purpose, or, if none has been so designated, at their last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director. A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. **Resignations**
   Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

7. **Removal of Directors**
   Any one or more of the directors may be removed for cause by action of the Board of Directors, provided that "cause" shall include, but not be limited to, gross misconduct, breach of fiduciary duty, or failure to attend at least 75% of Board meetings in a fiscal year without a valid excuse. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. **Newly Created Directorships and Vacancies**
   Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, provided a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholders. A director elected to fill a vacancy shall be elected to hold office for the unexpired term of their predecessor.

9. **Executive and Other Committees of Directors**
   The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors, and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

10.
    The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee. Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee. Each such committee shall serve at the pleasure of the Board of Directors.

11. **Compensation of Directors**
    The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

12. **Interest of Directors in a Transaction**
    Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association, or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether their votes are counted for such purpose. Such contract or transaction may be authorized or approved as fair and reasonable by: (a) a majority of disinterested

directors or a duly empowered committee thereof, provided the fact of such common directorship, officership, or financial interest is disclosed or known to the Board or committee, and a written record of the fairness analysis is maintained; or (b) the shareholders entitled to vote for the election of directors, provided such common directorship, officership, or financial interest is disclosed or known to such shareholders, and the interested director's shares are not counted for such purpose.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE III

OFFICERS

1. **Election of Officers**
The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries, and Assistant Treasurers.

2. **Other Officers**
The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. **Compensation**
The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

4. **Term of Office and Removal**
Each officer shall hold office for the term for which they are elected or appointed, and until their successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, their term of office shall extend to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time, subject to any rights under an existing employment contract or shareholder agreement. Removal of an officer without cause shall be without prejudice to their contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. **President**
The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. **Vice Presidents**
The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. **Secretary and Assistant Secretaries**
The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by their signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of

Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. **Treasurer and Assistant Treasurers**
The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.
The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all their transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. **Books and Records**
The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors, and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Texas or at the office of its transfer agent or registrar in the State of Texas, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each, and the dates when they respectively became the owners of record thereof.

Shareholders shall have the right to inspect the Corporation's books, records, and other documents as provided under the Texas Business Organizations Code § 21.218. The Board of Directors may determine the conditions and regulations under which such inspection may occur, provided they do not unduly restrict shareholder rights as conferred by statute. Shareholders requesting inspection must submit a written request stating the purpose of the inspection, and the Corporation may require such inspections to occur during regular business hours at the Corporation's principal office.

10. **Checks, Notes, etc.**
All checks and drafts on, and withdrawals from, the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes, and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.


ARTICLE IV

CERTIFICATES AND TRANSFERS OF SHARES


1. **Forms of Share Certificates**
The shares of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. The shares may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if they were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences, and limitations of the shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences, and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences, and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Texas; (b) the name of the person or persons to whom issued; and (c) the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. **Transfers of Shares**
Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require. Transfers of shares shall be subject to any restrictions set forth in a valid shareholder agreement, right of first refusal, or other transfer restrictions approved by the Board or shareholders, provided such restrictions comply with the Texas Business Organizations Code.

3. **Lost, Stolen, or Destroyed Share Certificates**
No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed, or wrongfully taken, except upon: (a) production of evidence satisfactory to the Board of Directors of such loss, destruction, or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction, or wrongful taking of the replaced certificate or the issuance of the new certificate, in an amount and form determined by the Board; (c) payment of the reasonable expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other reasonable requirements as may be uniformly imposed by the Board of Directors.

ARTICLE V

OTHER MATTERS

1. **Corporate Seal**
The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed, impressed, or reproduced in any other manner.

2. **Fiscal Year**
The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. **Amendments**
Bylaws of the Corporation may be adopted, amended, or repealed by a two-thirds vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended, or repealed by a two-thirds vote of the entire Board of Directors, but any bylaws adopted by the Board may be amended or repealed by a two-thirds vote of the shareholders entitled to vote thereon as herein above provided.

If any bylaw regulating an impending election of directors is adopted, amended, or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended, or repealed, together with a concise statement of the changes made.

4. **Indemnification**
The Corporation shall, to the fullest extent permitted by the Texas Business Organizations Code § 8.101–8.105, indemnify any person who is or was a director or officer of the Corporation against any and all liability and reasonable expenses, including attorneys' fees, incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that they are or were a director or officer of the Corporation, provided they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The Corporation may advance expenses to such directors or officers in connection with such proceedings, subject to the requirements of the Texas Business Organizations Code. The rights to indemnification and advancement of expenses conferred by this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of shareholders, or otherwise.

5. **Dispute Resolution**
   In the event of any dispute among shareholders, directors, or officers arising out of or relating to these Bylaws, the Certificate of Incorporation, or the governance of the Corporation, the parties shall first attempt in good faith to resolve the dispute through mediation conducted in Houston, Texas, by a mutually agreed-upon mediator. If mediation fails to resolve the dispute within 30 days, the parties may pursue arbitration in Houston, Texas, under the rules of the American Arbitration Association, unless otherwise agreed. The decision of the arbitrator shall be final and binding. This provision shall not preclude any party from seeking injunctive relief in a court of competent jurisdiction to maintain the status quo pending mediation or arbitration.

6. **Compliance with Texas Law and Shareholder Agreements**
   These Bylaws shall be interpreted and enforced in accordance with the Texas Business Organizations Code. In the event of any conflict between these Bylaws and a valid shareholder agreement, the shareholder agreement shall prevail to the extent permitted by law, provided such agreement complies with the Texas Business Organizations Code.

EXHIBIT: F

Bit Equip, Inc.

Background Check



Name of covered person: Chad Sykes

Date: August 5, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary

Our investigation revealed that Chad Sykes

is likely:

QUALIFIED ✔

Criminal Convictions

Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a criminal conviction was found. ✔

Civil Orders, Judgments, and Decrees

Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities.

Details: No information indicating a civil order, judgment, or decree was found. ✔

Regulatory Authority Orders

Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct.

Details: No information indicating a regulatory order was found. ✔

SEC Regulated Person Orders

Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock.

Details: No information indicating a regulated person order was found. ✔



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



Name of covered person: Bit Equip, Inc

Date: August 6, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Bit Equip, Inc is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

EXHIBIT: G

Bit Equip, Inc.

Employment Agreement with Chad Sykes

<h1 style="text-align:center">EXECUTIVE EMPLOYMENT AGREEMENT</h1>

This Executive Employment Agreement (the "Agreement") is made as of July 27, 2025 (the "Effective Date"), between Bit Equip, Inc. (the "Company") and Chad Sykes (the "Executive").

1. Terms of Employment

(a)   Position. Company hereby employs the Executive to serve as the Company's Chief Executive Officer, and the Executive accepts such employment with Company, subject to the terms and conditions of this Agreement.

(b)   Duties. Executive shall have such duties and responsibilities as may be assigned from time to time by the Board of Directors not inconsistent with the position of Chief Executive Officer.

(c)   Performance. Executive shall faithfully, diligently and to the best of the Executive's abilities perform Executive's duties as determined by the Company from time to time.

(d)   Permitted Activities. The Executive shall, during the period of Executive's employment by the Company, devote his full business time, energy and best efforts to the business and affairs of the Company. The foregoing notwithstanding, the parties hereto recognize and agree that the Executive may engage in passive personal investments and other business activities which do not conflict with the business and affairs of the Company or interfere with the Executive's performance of his duties hereunder. In this regard, the Executive may participate in the following activities so long as they do not impair the Executive's ability to fulfill his obligations under this Agreement:

(i)   serve as an executive in other business endeavors;
(ii) serve on industry, trade, civic or charitable boards or committees;
(iii) engage in charitable activities and community affairs; and
(iv) manage personal investments, as long as such activities do not materially interfere with
      the performance of Executive's duties and responsibilities.

2. Compensation

(i)   **Salary and Salary Adjustment**. Upon execution of this Agreement, the Executive will not receive a salary. The Company and the Executive agree that effective on the business day after the date on which the Company achieves Capitalization (as hereinafter defined) of $450,000 or more, Executive's annual base salary will be $75,000. Such annual base salary shall be (i) payable in cash in accordance with the Company's customary payroll practices, but no less often than monthly, and (ii) prorated for any partial year. Additionally, on the business day after the date on which the Company achieves Capitalization (as hereinafter defined) of $1,000,000 or more, Executive's annual base salary will increase to $125,000 under the same terms.

3. Expenses

(a) **Reimbursement**. Company shall pay all reasonable travel, dining and other ordinary, necessary and reasonable business expenses incurred by the Executive in the performance of Executive's duties under this Agreement, subject to budget and/or other limitations or conditions imposed by the Board of Directors.

(b) **Substantiation**. The Executive shall, as a condition of any such payment or reimbursement, submit verification, substantiation and documentation of the nature and amount of such expenses in accordance with the policies of Company from time to time.

(c) **Health Insurance.** The Company shall reimburse the Executive for health insurance expense, not to exceed $2,000 monthly.

4. Representations and Warranties.

Each of the Company and the Executive represents and warrants to the other party that (i) such party is fully authorized and empowered to enter into the Agreement, (ii) entering into the Agreement and, to such party's knowledge, the performance of such party's obligations under the Agreement will not violate any agreement between such party and any other person, firm or organization or any law or governmental regulation.

5. Confidential Information

(a) **Obligation**. The Executive agrees to maintain the strict confidentiality of all Confidential Information during the Term of this Agreement and thereafter.

(b) **Scope**. For purposes of this Agreement, "Confidential Information" shall mean all information and materials of Company, and all information and materials received by Company from third parties (including but not limited to affiliates, subsidiaries, chapters, and members of Company), which are not generally publicly available and all other information and materials which are of a proprietary or confidential nature, even if they are not marked as such.

(c) **Survival**. This Section 5 shall survive the termination of this Agreement indefinitely.

6. Intellectual Property

(a) **Ownership**. Executive agrees that all copyrights, trademarks, patents, and other intellectual property rights to works or marks arising in from or in connection with the Executive's employment by Company are "work made for hire" within the definition of Section 101 of the Copyright Act (17 U.S.C. 101) and shall remain the sole and exclusive property of Company.

(b) **Assignment of Interest**. To the extent any work product is not deemed to be a work made for hire within the definition of the Copyright Act, Executive with effect from creation of any and all work product, hereby assigns, and agrees to assign, to Company all right, title and interest in and to such work product, including but not limited to copyright, all rights subsumed thereunder, and all other intellectual property rights, including all extensions and renewals thereof.

(c) **Moral Rights**. Executive also agrees to waive any and all moral rights relating to the work product, including but not limited to, any and all rights of identification of authorship and any and all rights of approval, restriction or limitation on use, and subsequent modifications.

(d) **Assistance**. Executive further agrees to provide all assistance reasonably requested by Company, both during and subsequent to the Term of this Agreement, in the establishment, preservation and enforcement of Company's rights in the work product.

(e) **Return of Property**. Upon the termination of this Agreement, Executive agrees to deliver promptly to Company all printed, electronic, audio-visual, and other tangible manifestations of work product, including all originals and copies thereof.

7. Non-Solicitation.

During the Term of this Agreement and for five years after any termination of this Agreement, Executive will not, without the prior written consent of the Company, either directly or indirectly, on Executive's own behalf or in the service or on behalf of others, solicit or attempt to solicit, divert or hire away any person employed by the Company, or any customer of the Company unless such entity or employee had a previous relationship with the Executive prior to his position as Executive with the Company.

8. Non-Disparagement.

Executive will not at any time, during or after the Term of this Agreement, disparage, defame or denigrate the reputation, character, image, products or services of the Company, or of any of its affiliates, or, any of its or its affiliates' directors, officers, stockholders, members, employees or agents.

9. Acknowledgement.

Executive expressly acknowledges that the covenants of this Agreement are supported by good and adequate consideration, and that such covenants are reasonable and necessary in terms of duration, scope and geographic area to protect the legitimate business interests of Company.

10. Term of Employment

(a) **Initial Term.** The term of the Executive's employment under this Agreement shall commence on the Effective Date and continue until July 27, 2026, unless Executive's employment is sooner terminated by the Board of Directors.

(b) **Automatic Renewal.** Commencing on July 27, 2026, and on each anniversary of that date thereafter, the Term shall be extended for an additional one-year period, unless the Company or the Executive gives the other party at least 30 days' prior written notice of its intention not to renew this Agreement (the initial term, as renewed, the "Term").

11. Termination of Employment

(a) **Termination Upon Death.** This Agreement shall terminate automatically upon the death of the Executive.

(b) Automatic Termination Upon Disability. This Agreement shall terminate automatically upon Total Disability of the Executive. For purposes of this Agreement, "Total Disability" means the Executive is unable to perform the duties set forth in this Agreement for a period of 12 consecutive weeks, or 90 cumulative business days in any 12-month period, as a result of physical or mental illness or loss of legal capacity.

(c) Termination Upon Retirement. The Executive may voluntarily terminate this Agreement at any time by reason of Retirement. For purposes of this Agreement, "Retirement" is the cessation by Executive of all full-time employment of any kind.

(d) Termination by the Company For Cause. The Company shall have the right to terminate Executive's employment under this Agreement at any time for Cause, which termination shall be effective immediately. Termination for "Cause" shall include termination for:

(i)   material breach of this Agreement by Executive;

(ii)   intentional nonperformance or misperformance of such duties, or refusal to abide by or comply with the reasonable directives of his superior officers and/or the Company's Board of Directors, or the Company's policies and procedures;

(iii) Executive's gross negligence in the performance of his material duties under this Agreement;

(iv) Executive's willful dishonesty, fraud or misconduct with respect to the business or affairs of the Company, that in the reasonable judgment of the President and/or the Board of Directors materially and adversely affects the Company;

(v)   Executive's conviction of, or a plea of nolo contendere to, a felony or other crime involving moral turpitude; or

(vi) the commission of any act in direct or indirect competition with or materially detrimental to the best interests of Company that is in breach of Executive's fiduciary duties of care, loyalty and good faith to Company.

Cause will not, however, include any actions or circumstances constituting Cause under (i) or (ii) above if Executive cures such actions or circumstances within 30 days of receipt of written notice from the Company setting forth the actions or circumstances constituting Cause. In the event Executive's employment under this Agreement is terminated for Cause, Executive shall thereafter have no right to receive compensation or other benefits under this Agreement.

(e) Termination by the Company Without Cause. The Company may, upon a majority vote of the Board of Directors, terminate the Executive's employment under this Agreement without Cause at any time upon 90 days' prior written notice to the Executive, and Executive shall have any right to a claim against the Company for termination under this provision of the Agreement.

(f) Change in Control. For purposes of this Agreement, unless the Board determines otherwise, a Change of Control of the Company shall be deemed to have occurred at such time as:

(i)   any person (as the term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of the Company representing more than 50% of the Company's outstanding voting securities or rights to acquire such securities except for any voting securities issued or purchased under any employee benefit plan of the Company or its subsidiaries; or

(ii)   any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company; or

(iii) a plan of liquidation of the Company or an agreement for the sale or liquidation of the Company is approved and completed; or

(iv) the Board determines in its sole discretion that a Change in Control has occurred, whether or not any event described above has occurred or is contemplated.

12. Indemnification.

The Company shall indemnify the Executive, to the maximum extent permitted by applicable law and by its certificate of formation, as amended, against all costs, charges and expenses incurred or sustained by the Executive in connection with any action, suit or proceeding to which he may be made a party by reason of being an officer, director or employee of the Company or of any subsidiary or affiliate of the Company or any other corporation for which the Executive serves in good faith as an officer, director, or employee at the Company's request.

13. General Provisions

(a) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements, representations and understandings of the parties, written or oral.

(b) **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

(c) **Amendment**. This Agreement may be amended only by written agreement of the parties.

(d) **Notices**. All notices permitted or required under this Agreement shall be in writing and shall be delivered in person or mailed by first class, registered or certified mail, postage prepaid, to the address of the party specified in this Agreement or such other address as either party may specify in writing. Such notice shall be deemed to have been given upon receipt.

(e)   **Assignment**. This Agreement shall not be assigned by either party without the consent of the other party.

(f)   **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its conflict of laws rules.

(g) **No Waiver of Rights**. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

IN WITNESS WHEREOF, this Agreement has been duly executed this 27th day of July 2025.

EXECUTIVE   THE COMPANY

Name:Chad Sykes   Name: Chad Sykes

Signature:*/s/ Chad Sykes*_____   Signature:*/s/ Chad Sykes*_____